FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions and sections such as ‘Group Chief Executive’s review’ and ‘Financial review'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and the Group in particular; the effect on the Group’s capital of write downs in respect of credit market exposures; the Group’s ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

PRESENTATION OF INFORMATION

Acquisition of ABN AMRO

On 17 October 2007, RFS Holdings B.V. ("RFS Holdings''), a company jointly owned by RBS, Fortis N.V., Fortis SA/NV (" Fortis" ) and Banco Santander S.A. (" Santander" ) (together, the "Consortium Banks'') and controlled by RBS, completed the acquisition of ABN AMRO Holding N.V. ("ABN AMRO'').

RFS Holdings is implement ing an orderly separation of the business units of ABN AMRO with RBS retaining the following ABN AMRO business units:

• Continuing businesses of Business Unit North America;

• Business Unit Global Clients and wholesale clients in the Netherlands

(including former Dutch wholesale clients) and Latin America (excluding Brazil);

• Business Unit Asia (excluding Saudi Hollandi); and

• Business Unit Europe (excluding Antonveneta).

Certain other assets will continue to be shared by the Consortium Banks.

Pro forma results

Pro forma results have been prepared that include only those business units of ABN AMRO that will be retained by RBS and assuming that the acquisition of ABN AMRO was completed on 1 January 2007. The per share data have been calculated on the assumption that the rights issue occurred on 1 January 2007. The financial review and divisional performance in this Company Announcement focus on the pro forma results. The basis of preparation of the pro forma results are detailed on page 49.

Given the significant write-downs on the Group's credit market exposures, and in order to provide a basis for comparison of underlying performance, these write-downs and one-off items are shown separately in the pro forma income statement.

Statutory results

RFS Holdings is jointly owned by the Consortium Banks. It is controlled by RBS and is therefore fully consolidated in its financial statements. Consequently, the statutory results of the RBS Group for the year ended 31 December 2007 and the half year ended 30 June 2008 include the results of ABN AMRO for 76 days and the full six months respectively. The interests of Fortis and Santander in RFS Holdings are included in minority interests.

R estatements

Divisional results for 2007 have been restated to reflect the new organisational structure announced in February 2008. These changes do not affect the Group’s results.

The statutory income statement and cash flow statement for the year ended 31 December 2007 have been restated to reflect the reclassification of Banco Real as a discontinued operation.

THE ROYAL BANK OF SCOTLAND GROUP plc

2008 FIRST HALF HIGHLIGHTS

Pro forma

•	Pre-tax loss of £691 million after credit market write-downs of £5.9 billion

•	Underlying profit* of £5.1 billion, down 3%

•	Capital ratios ahead of plan on a proportional consolidated basis:

•	Core Tier 1 - 5.7%

•	Tier 1 - 8.6%

•	Total - 1 3. 1%

•	GBM balance sheet deleveraged by £157 billion since March**

•	ABN AMRO integration ahead of plan

•	A djusted earnings per ordinary share down 10 % to 21.3 p

•	Cost:income ratio unchanged at 48.2%

•	Adjusted net interest margin improved slightly to 2.02%

Statutory

•	Loss before tax of £692 million

•	Basic earnings per ordinary share (6.6p)

•	Core Tier 1 capital ratio 6.7%

•	Tier 1 capital ratio 9.1%

•	Total capital ratio 13.2%

*profit before tax, credit market write-downs and one-off items, amortisation of purchased intangibles, integration costs and share of shared assets.
**reduction in third party assets, excluding derivatives

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY – PRO FORMA

	First half	First half		Full year
	2008	200 7	Movement	2007
	£m	£m	£m	£m

Total income (1)	16,835	17,076	(241)	33,564
	_______	_______	_____	______
Operating expenses (2)	8,285	8,403	(118)	16,618
	_______	_______	_____	_______
Impairment losses	1,479	936	543	2,104
	_______	______	_____	_______
Underlying profit (3)	5,144	5,322	(178)	10,314
	_______	_______	_____	_______
Credit market write-downs and one-off items	5,113	7	5,106	1,026
	_______	_______	_____	_______
Purchased intangibles amortisation	182	43	139	124
	_______	_______	_____	_______
Integration costs	316	55	261	108
	_______	_______	_____	_______
(Loss)/profit before tax	(691)	5,115	(5,806)	8,962
	_______	_______	_____	_______
Cost:income ratio (4)	48.2%	48.2%		48.4%
	_______	_______		_______
Basic earnings per ordinary share (5)	(4.7p)	22.8p	(27.5p)	42.4p
	_______	_______	_____	_______
Adjusted earnings per ordinary share ( 5 , 6 )	21.3p	23.6p	(2.3p)	46.1p
	_______	_______	_____	_______

For basis of preparation of pro forma results see page 49. Reconciliations from statutory to pro forma data are provided in Appendix 1.

(1)	excluding credit market write-downs and one-off items and share of shared assets.
(2)	excluding one-off items, purchased intangibles amortisation, integration costs and share of shared assets.
(3)	profit before tax, credit market write-downs and one-off items, purchased intangibles amortisation, integration costs and share of shared assets.
(4)	the cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above, and after netting operating lease depreciation against rental income.
(5)	earnings per ordinary share are based on the assumption that the rights issue was completed on 1 January 2007.
(6)	adjusted earnings per ordinary share is based on earnings adjusted for credit market write-downs and one-off items, purchased intangibles amortisation, integration costs and share of shared assets.

Sir Fred Goodwin, Group Chief Executive, said:

" The first half of 2008 has been as difficult an operating environment as we have encountered for some time, presenting both general and specific challenges to RBS. The results we have published today demonstrate progress in a number of important areas, and it is all the more unsatisfactory, therefore, that they record a loss as a result of our credit market write-downs. We are determined to ensure that the inherent strengths of the Group’s diverse business model are not obscured in this way again."

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY - STATUTORY

	First half	First half		Full year
	2008	200 7	Movement	2007
	£m	£m	£m	£m

Total income	13,729	14, 690	(961)	3 0 , 366
	_______	_______	_____	_______
Operating expenses (1)	10,571	6, 396	4,175	1 3 , 942
	_______	_______	_____	_______
Impairment losses	1,661	871	790	1,968
	_______	_______	_____	_______
(Loss)/profit before tax	(692)	5,008	(5,700)	9, 832
	_______	_______	_____	_______
Basic earnings per ordinary share	(6.6p)	32.3p	(38.9p)	65.6p
	_______	_______	_____	_______

(1)	including purchased intangibles amortisation and integration costs.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW

The Group’s results for the first half of 2008 have been seriously affected by the impact of unprecedented market conditions on a number of our business lines. It has been a chastening experience and reporting a pre-tax loss of £691 million is something I and my colleagues regret very much. This loss is a consequence of previously signalled write-downs on credit market exposures amounting to £5.9 billion. In response to these new market conditions we moved decisively to strengthen our capital position materially. In so doing we are acutely aware that we drew heavily on our shareholders for financial support and we recognise that we must now deliver a level of performance that meets their expectations for the company and restores value to our shares. We are determined to do so, and this is our focus.

This is the first occasion on which we have presented results in the new Group structure announced in February 2008, and our strategic pursuit of earnings diversification is evident in the underlying numbers. The earnings performance of our businesses has been resilient, and we have made considerable progress on the separation and integration of ABN AMRO. Excluding the write-downs and other one-off items, the Group’s income totalled £16,835 million, down 1%, and underlying profit declined by 3% to £5,144 million.

Underlying net interest margin improved slightly to 2.0 2%, as we have begun to take advantage of the increased risk premia available in most markets. Operating expenses have been reduced by 1% to £8,285 million, leaving our cost:income ratio flat at 48.2%.

We have achieved a good performance in UK Retail & Commercial Banking, reinforcing our leading market positions with, for example, 12% growth in personal savings and 10% in mortgage balances. We have generated good growth in our newer markets in Asia, where deposits are up 34%, and in the Gulf, while results from our newly created Global Transaction Services division have reinforced our confidence that this business will provide us with a very strong platform from which to broaden our services to our clients globally. RBS Insurance has also performed well, with contribution recovering strongly as claims fell from the high flood-affected levels recorded in 2007.

Clearly, market conditions have been difficult for our US Retail and Commercial Banking division, despite which we have achieved positive net interest income growth, reflecting a focus on disciplined management of our deposit base, as well as good growth in US commercial lending, up 13%.

Global Banking & Markets has been affected by credit market conditions both through the write-downs incurred on some of its positions and through subdued volumes of activity, for example in securitisation. In our rates, currencies and local markets business, however, we have achieved excellent growth with income up by 87%, and we have significantly enhanced our commodities platform through our joint venture with Sempra.

Impairments increased to £1,479 million. While we have as yet seen only a modest deterioration in corporate and commercial credit metrics, we are keeping in close contact with our customers and continue to monitor early indicators of credit stress vigilantly. In a selected number of segments that now offer more attractive risk-adjusted returns, we have taken the opportunity to increase lending volumes.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Write-downs on our credit market portfolio totalled £5,925 million, in line with the estimates we announced in April, offset by an £812 million reduction in the carrying value of own debt held at fair value. We have been actively reducing our credit market portfolio, disposing of a number of holdings at prices that have often been higher than we had estimated in April. We reduced our leveraged finance portfolio from £14.5 billion at the end of 2007 to £10.8 billion at 30 June, and in July sold another £1.25 billion of leveraged loans. While these leveraged disposals have been at better prices than we had assumed in April, we have increased the credit valuation adjustment on our exposures to monoline insurers as credit spreads have widened.

The credit market write-downs are the subject of detailed additional disclosure which we are publishing today in line with the guidance issued by the Financial Stability Forum and our regulators. These can be found at Appendix 2.

ABN AMRO integration

The process of separating the ABN AMRO businesses and transferring them to their ultimate owners is proceeding smoothly. Asset Management and Banca Antonveneta passed successfully to their new owners during the first half while the transfer of Banco Real and certain other businesses to Santander concluded last month. We expect to complete the transfer of Private Clients to Fortis in the first half of 2009 and the remainder of the Netherlands activities will follow in the second half of 2009. Most shared assets have already been dealt with, leaving only some small private equity holdings and the Saudi Hollandi stake.

As announced in February, we have identified additional cost savings and revenue benefits from the integration of ABN AMRO over and above those we originally anticipated. Our forecast is now for integration benefits totalling €2.3 billion annually (£1.6 billion) in 2010, almost four times the underlying profit before tax achieved in 2007 by the businesses we have acquired.

We are currently ahead of schedule in realising those benefits, with the amounts delivered so far running at almost twice what we anticipated at this early stage of the integration process. In the six months to June we have made cost savings ranging from headcount reductions to economies as mundane as cutting the price paid for printer cartridges. Together, these savings have contributed £135 million pre-tax profit to our first half results. In addition, we achieved £57 million of revenue synergies within our enlarged business in the first half, and now have concrete evidence from a stream of new business that we are achieving real gains from our broader footprint and product range.

The trading environment for credit markets and equities is currently dislocated, but the strategic rationale for the acquisition remains intact. Our global client franchises and complementary product strengths have materially enhanced Global Banking & Markets, while our G lobal Transaction S ervices platform has given us the capability to cross-sell a much greater range of cash management and trade finance services to our UK and global clients. We are also pleased with the international retail and commercial businesses we have acquired, while the implementation of our manufacturing model on a global basis presents us with the opportunity to reduce costs significantly.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Capital

From our review of market conditions, we concluded in April that we needed to materially strengthen our capital base, and that to accomplish this we needed to conduct the rights issue which was completed in June.

Our capital plan set a target for our capital ratios to exceed 5.0% for core Tier 1 and 7.5% for Tier 1 by mid-year, on a proportional consolidated basis. In fact, our Core Tier 1 ratio at 30 June stood at 5.7% and we are on course to achieve our target level, in excess of 6%, by the end of the year. Our Tier 1 ratio at 30 June was 8.6%, already in excess of our target minimum.

Our disposal plans are on track, and we have already announced agreements that contribute £1 billion to capital, including the already-completed sales of Angel Trains and European Consumer Finance and the recently announced agreement to sell our stake in Tesco Personal Finance to our joint venture partner.

As we entered 2008 we experienced an increase in customer drawings on existing credit lines, which increased in the first quarter. We have, however, taken decisive action to deleverage our business, particularly in GBM, where we have reduced third party assets, excluding derivatives, by £108 billion since the end of 2007. We have concentrated on improving the risk/return profile of our balance sheet while continuing to support our customers. We will continue to make further reductions in leverage during the second half.

The Board believes, as we stated in April, that it is prudent to issue new shares by way of a capitalisation of reserves, instead of paying an interim dividend. We have decided on a capitalisation issue of 1 new ordinary share for every 40 shares held, which is in line with last year's interim dividend. We have established a share-dealing facility that will enable eligible shareholders to sell up to 250 shares, including new shares from the capitalisation issue, free of charge.

It remains the Board’s intention that the 2008 final dividend will be paid in cash.

Risk

Our overall credit portfolio remains resilient, with a slight reduction in impairments in UK Retail & Commercial Banking but an increase in impairments, from a low base, in both GBM and US Retail & Commercial Banking. We are, however, anticipating that the credit environment will become more challenging, and are positioning ourselves accordingly.

We have increased our impairment charge by £543 million to £1,479 million, which on an annualised basis represents 0.46% of loans and advances. For the Group as a whole, non-performing and potential problem loans at 30 June represented 1.47% of loans and advances, very slightly lower than at the end of 2007. Our provision balance at the end of June totalled £5.0 billion, covering 56% of non-performing loans.

Within the UK, we have already seen some increased strains particularly among small business clients, but this has been offset in the first half by a further reduction in personal unsecured losses, as a result of our conservative approach to this segment in recent years. The US has seen somewhat higher delinquencies in its core mortgage and home equity book, but the deterioration in credit quality has been most marked, as we have reported before, in a specific home equity portfolio sourced from other originators. This activity has been shut down and the book is in run-off. The remainder of the Citizens book is of much stronger credit quality, with an average loan to value ratio of 64% on residential property. Commercial credit quality remains stable.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Commercial property accounts for 15% of our loan book, and while there have been concerns over conditions in this sector in some countries, our portfolio remains well diversified, both by geography and by type of development, with only 3% of our UK lending advanced at loan to value ratios above 85%. We have for several years maintained strict limits on lending for speculative developments, and in our UK book only 1% of commitments secured on commercial property is for speculative development.

Our UK mortgage portfolio also remains strong, with an average LTV of 66% on new business and of 49% on our entire book. Impairments remain negligible, representing 0.04% of UK mortgage balances. We have never been prominent in the buy-to-let segment, and this category represents, as we stated in June, only 1% of our UK loan book, with an average LTV of 56%.

Outlook

The difficult conditions in the financial markets look set to be compounded by a deteriorating economic outlook, with consensus forecasts pointing to slowing growth in many countries. In recognition of this our main priority, and indeed our main challenge, is to position our businesses to enable them to remain supportive of our customers whilst operating within a risk appetite appropriate to market conditions.

Whilst the dislocation of global financial markets which began in 2007 makes this task more complex, it also has the effect of increasing the risk premium available on most business lines. We now have many new products and services to offer to our enlarged customer base, and these provide us with opportunities for income growth, whilst the synergies arising from the integration of the newly acquired businesses promise meaningful efficiency gains.

Sir Fred Goodwin

Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2008 – PRO FORMA (unaudited)

In the income statement set out below, credit market write-downs and one-off items, amortisation of purchased intangible assets, integration costs and share of shared assets are shown separately. In the statutory condensed consolidated income statement on page 64, these items are included in non-interest income and operating expenses, as appropriate.

	First half	First half	Full year
	2008	2007	2007
	£m	£m	£m

Net interest income	7,564	5,790	12,382
	_______	_______	_______
Non-interest income (excluding insurance net premium income)	6,410	8,238	15,200
Insurance net premium income	2,861	3,048	5,982
	_______	_______	_______
Non-interest income excluding credit market write-downs and one-off items	9,271	11,286	21,182
Credit market write-downs and one-off items (Note 2)	(5,113)	(38)	(1,268)
	_______	_______	_______
Non-interest income	4,158	11,248	19,914
	_______	_______	_______
Total income	11,722	17,038	32,296
Operating expenses excluding one-off items	8,285	8,403	16,618
O ne-off items (Note 2)	-	(31)	(242)
	_______	_______	_______
Profit before other operating charges	3,437	8,666	15,920
Insurance net claims	1,927	2,415	4,528
	_______	_______	_______
Operating profit before impairment losses	1,510	6,251	11,392
Impairment losses	1,479	936	2,104
	_______	_______	_______
Group operating profit*	31	5,315	9,288
Amortisation of purchased intangible assets	182	43	124
Integration costs	316	55	108
Share of shared assets	224	102	94
	_______	_______	_______
(Loss)/p rofit before tax	(691)	5,115	8,962
Tax	(303)	1,274	1,709
	_______	_______	_______
(Loss)/p rofit for the period	(388)	3,841	7,253
Minority interests	148	88	184
Other owners' dividends	225	106	246
	_______	_______	_______
(Loss)/p rofit attributable to ordinary shareholders	(761)	3,647	6,823
	_______	_______	_______

Basic earnings per ordinary share (Note 4)	(4.7p)	22.8p	42.4p
	_______	_______	_______

Adjusted earnings per ordinary share (Note 4)	21.3p	23.6p	46.1p
	_______	_______	_______

* P rofit before tax, purchased intangibles amortisation, integration costs and RBS share of C onsortium shared assets.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

PRO FORMA RESULTS

Profit

Group operating profit was £31 million compared with a profit £5,315 million in the first half of 2007. Adjusting for credit market write-downs and one-off items, operating profit was £5,144 million.

Total income

Total income was £16,835 million, excluding credit market write-downs and one-off items.

Net interest income increased by 31% to £7,564 million and represents 45% of total income before credit market write-downs and one-off items (2007 - 34%). Average loans and advances to customers and average customer deposits grew by 20% and 9% respectively.

Non-interest income was affected by credit market write-downs. Excluding these and one-off items, non-interest income was £9,271 million and represents 55% of total income before credit market write-downs and one-off items (2007 - 66%).

Net interest margin

The Group’s net interest margin at 2.09% was up from 1.96% in the first half of 2007.

Operating expenses

Operating expenses, excluding purchased intangibles amortisation and integration costs, fell by 1% to £8,285 million.

Cost:income ratio

The Group's cost:income ratio at 48.2% was unchanged.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, decreased by 20% to £1,927 million.

Impairment losses

Impairment losses were £1,479 million, compared with £936 million in 2007.

Risk elements in lending and potential problem loans represented 1.47% of gross loans and advances to customers excluding reverse repos at 30 June 2008 (31 December 2007 - 1.49%).

Provision coverage of risk elements in lending and potential problem loans was 56% (31 December 2007 - 59%).

Integration

Integration costs were £316 million compared with £55 million in 2007.

Taxation

The effective tax rate for the first half of 2008 was 43.8% compared with 24.9% in the first half of 2007.

Earnings

Basic earnings per ordinary share dec reased from 22 .8 p to (4.7p) . Adjusted earnings per ordinary share fell by 10%, from 23.6 p to 21.3p (see Note 4 on page 50).

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Capital
Capital ratios on a proportional consolidated basis at 30 June 2008 were 5.7% (Core Tier 1), 8.6% (Tier 1) and 13.1% (Total).

Profitability

The adjusted after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders before credit market write-downs and one-off items, purchased intangibles amortisation, integration costs and share of shared assets, and average ordinary equity assuming the rights issue occurred on 1 January 2007, was 12.2 % compared with 14.6 % in the first half of 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS

On 28 February 2008, the company announced changes to its organisational structure which are aimed at recognising RBS’s presence in over 50 countries and facilitating the integration and operation of its expanded footprint. Following the acquisition of ABN AMRO in October 2007, the Group’s new organisational structure incorporates those ABN AMRO businesses to be retained by the Group but excludes the ABN AMRO businesses to be acquired by Fortis and Santander. This new organisational structure is expected to give RBS the appropriate framework for managing the enlarged Group in a way that fully capitalises on the enhanced range of attractive growth opportunities now available to it.

Global Markets is focused on the provision of debt and equity financing, risk management and transaction banking services to large businesses and financial institutions in the United Kingdom and around the world. Its activities have been organised into two divisions, Global Banking & Markets and Global Transaction Services.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The expanded division is organised along four principal business lines: rates, currencies, and commodities; equities; credit markets; and asset and portfolio management.

•

Rates, Curr encies and Commodities provides risk management, sales and trading activities in G11 and non-G11 (Local Markets) currencies /jurisdictions across this broad set of asset classes. Key product offering includes spot FX, local markets trading, short term markets and financing, inflation products, swaps and bonds (G11) and covered bonds, interest rate and currency options and hybrids and prime brokerage and futures. It also includes RBS Sempra Commodities LLP, the commodities-marketing joint venture between RBS and Sempra Energy which was formed on 1 April 2008.

•

Equities p rovides a full range of origination, trading and distribution of cash and derivative products. The business provides a multi product approach operating through a wide range of channels with an emphasis on revenue diversification. Key product offerings include equity origination, core equities sales and trading, equity derivatives (sales & trading) and equity financing and collateral trading.

•

Credit Markets offers a full range of origination, trading and distribution activities on a global basis for clients across all sectors. Key product offerings include corporate & structured debt capital markets (DCM), financial institutions DCM, leveraged finance, real estate finance, project finance, financial structuring and credit trading.

•

Asset and Portfolio Management manages the lending portfolio and other assets of GBM and some third parties, ensuring efficient management of capital, credit and liquidity via portfolio management and global markets treasury. Key fund product offerings include fund of funds structures, multi-manager strategies, private equity & credit funds, other core products are equity finance and asset finance (covering shipping and aviation).

Global Transaction Services ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, as well as trade finance, United Kingdom and international merchant acquiring and commercial card products and services. It includes the Group’s corporate money transmission activities in the United Kingdom and the United States.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS (continued)

Regional Markets is organised around the provision of retail and commercial banking to customers in four regions: the United Kingdom, the United States, Europe and the Middle East and Asia. This includes the provision of wealth management services both in the United Kingdom and internationally.

UK Retail & Commercial Banking comprises retail, corporate and commercial banking and wealth management services in the United Kingdom. RBS UK supplies financial services through b oth the RBS and NatWest brands, offering a full range of banking products and related financial services to the personal, premium and small business (‘‘SMEs’’) markets. It serves customers through the largest network of branches and ATMs in the United Kingdom, as well as by telephone and internet. Together, RBS and NatWest hold the joint number one position in personal current accounts and are the UK market leader in SME banking. The division also issues credit and charge cards and other financial products, including through other brands such as MINT and First Active UK.

The UK wealth management arm provides private banking and investment services to clients through Coutts, Adam & Company, RBS International and NatWest Offshore.

In corporate and commercial banking the division is the largest provider of banking, finance and risk management services in the United Kingdom. Through its network of relationship managers across the country, it distributes the full range of RBS Group products and services to companies.

US Retail & Commercial Banking provides financial services through the Citizens and Charter One brands as well as through Kroger Personal Finance, its credit card joint venture with the second-largest US supermarket group.

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens was ranked the tenth-largest commercial banking organisation in the United States based on deposits as at 31 March 2008.

Europe & Middle East Retail & Commercial Banking comprises Ulster Bank and the Group’s combined retail and commercial businesses in Europe and the Middle East.

Ulster Bank, including First Active, provides a comprehensive range of financial services across the island of Ireland. Its retail banking arm has a network of branches and operates in the personal, commercial and wealth management sectors, while its corporate markets operations provides services in the corporate and institutional markets.

The retail and commercial businesses in Europe and the Middle East offer services in Romania, Russia, Kazakhstan and the United Arab Emirates.

Asia Retail & Commercial Banking holds prominent market positions in India, Pakistan, China and Taiwan as well as presences in Hong Kong, Indonesia, Malaysia and Singapore. It provides financial services across four segments: affluent banking, cards and consumer finance, business banking and international wealth management, which offers private banking and investment services to clients in selected markets through the RBS Coutts brand.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS (continued)

Group Manufacturing comprises the Group’s worldwide manufacturing operations. It supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The profit of each division before credit market write-downs and one-off items, amortisation of purchased intangible assets, integration costs, share of shared assets and after allocation of manufacturing costs where appropriate (“Group operating profit”) are shown below. The Group continues to manage costs where they arise, with customer-facing divisions controlling their direct expenses whilst Manufacturing is responsible for shared costs. The Group does not allocate these shared costs between divisions in the day-to-day management of its businesses, and the way in which divisional results are presented reflects this. However, in order to provide a basis for market comparison, the results below also include an allocation of Manufacturing costs to the customer-facing divisions on a basis management considers to be reasonable.

		PRO FORMA
		First half	First half		Full year
		2008	2007	Increase	2007
		£m	£m	%	£m

Global Markets
-	Global Banking & Markets	2,184	2, 634	(17)	4 , 573
-	Global Transaction Services	665	578	15	1, 220
Total Global Markets (excluding credit market write-downs and one-off items)		2,849	3, 212	(11)	5 , 793
Regional Markets
-	UK Retail & Commercial Banking	2,117	1 , 956	8	4 , 063
-	US Retail & Commercial Banking	368	630	(42)	1, 155
-	Europe & Middle East Retail & Commercial Banking	250	222	13	477
-	Asia Retail & Commercial Banking	16	(8)	-	(9)
Total Regional Markets		2,751	2 , 800	(2)	5 , 686
RBS Insurance		403	258	56	691
Group Manufacturing		-	-	-	-
Central items (excluding one-off items)		(859)	(948)	9	(1, 856 )
		_______	_______	_______	_______
Profit before credit market write-downs and one-off items		5,144	5,322	(3)	10, 314
Credit market write-downs and one-off items		(5,113)	(7)	-	(1,026)
		_______	_______	_______	_______
Group operating profit		31	5,315	-	9,288
		_______	_______	_______	_______

Risk-weighted assets of each division were as follows:

		Basel II	Basel II	Basel I
		30 June	1 January	31 December
		2008	2008	2007
		£bn	£bn	£bn

Global Markets
-	Global Banking & Markets	211.9	213.1	191.4
-	Global Transaction Services	17.1	15.6	12.6
Total Global Markets		229.0	228.7	204.0
Regional Markets
-	UK Retail & Commercial Banking	159.4	153.1	179.0
-	US Retail & Commercial Banking	55.4	53.8	57.1
-	Europe & Middle East Retail & Commercial Banking	29.9	30.3	36.7
-	Asia Retail & Commercial Banking	5.3	4.9	3.3
Total Regional Markets		250.0	242.1	276.1
Other		12.7	15.3	9.9
		_______	_______	_______
		491.7	486.1	490.0
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS

	PRO FORMA
	First half	First half	Full year
	2008	200 7	2007
	£m	£m	£m

Net interest income	1,937	1,491	3,071
Non-interest income before credit market write-downs	4,542	5,479	10,027
Credit market write-downs and one-off items	(5,341)	(38)	(1,776)
	_______	_______	_______
Total income	1,138	6,932	11,322
	_______	_______	_______
Direct expenses
- staff costs	1,979	2,400	4,213
- other	779	696	1,394
- operating lease depreciation	125	192	365
	_______	_______	_______
	2,883	3,288	5,972
	_______	______	_______
Contribution before impairment losses	(1,745)	3,644	5,350
Impairment losses	305	17	137
	_______	_______	_______
Contribution	(2,050)	3,627	5,213
Allocation of manufacturing costs	442	422	858
	_______	_______	_______
Operating (loss)/profit	(2,492)	3,205	4,355
	_______	_______	_______
Operating profit before credit market write-downs and one-off items	2,849	3,212	5,793
	_______	_______	_______

	£bn	£bn	£bn

Total third party assets*	781.3	833.1	887.6
Loans and advances**	299.4	229.5	273.1
Customer deposits***	155.4	136.9	163.7

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	229.0	228.7	****204.0
	_______	_______	_______

*excluding derivatives mark to market
**excluding reverse repos
***excluding repos

**** on Basel I basis

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS

GLOBAL BANKING & MARKETS

		PRO FORMA
		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m

Net interest income from banking activities		1,497	1,098	2,229
		_______	_______	_______
Net fees and commissions receivable		812	1,178	2,372
Income from trading activities		2,322	2,744	4,407
Other operating income (net of related funding costs)		675	905	1,908
		_______	_______	_______
Non-interest income before credit market write-downs		3,809	4,827	8,687
Credit market write-downs and one-off items		(5,341)	(38)	(1,776)
		_______	_______	_______
Non-interest income		(1,532)	4,789	6,911
		_______	_______	_______
Total income		(35)	5,887	9,140
		_______	_______	_______
Direct expenses
-	staff costs	1,793	2,230	3,856
-	Other	689	618	1,230
-	operating lease depreciation	125	192	365
		_______	_______	_______
		2,607	3,040	5,451
		_______	_______	_______
Contribution before impairment losses		(2,642)	2,847	3,689
Impairment losses		294	9	125
		_______	_______	_______
Contribution		(2,936)	2,838	3,564
Allocation of manufacturing costs		221	211	429
		_______	_______	_______
Operating (loss)/profit		(3,157)	2,627	3,135
		_______	_______	_______
Operating profit before credit market write-downs and one-off items		2,184	2,634	4,573
		_______	_______	_______

Analysis of income by product:
Rates, currencies and commodities		2,935	1,570	3,707
Equities		524	742	1,168
Credit markets		355	1,754	2, 720
Asset and portfolio management		1,492	1,859	3,321
		_______	_______	_______
Total income before credit market write-downs and one-off items		5,306	5,925	10,916
Credit market write-downs and one-off items		(5,341)	(38)	(1,776)
		_______	_______	_______
Total income		(35)	5,887	9,140
		_______	_______	_______

		£bn	£bn	£bn

Loans and advances		282.3	214.6	257.3
Reverse repos		188.6	291.2	308.9
Securities		189.7	227.2	239.5
Cash and eligible bills		49.8	15.1	26.9
Other assets		52.4	69.1	38.0
		_______	_______	_______
Total third party assets*		762.8	817.2	870.6
Net derivative assets (after netting)		73.8	51.1	64.1
Customer deposits**		96.5	83.3	106.7

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	211.9	213.1	***191.4
	_______	_______	_______

*excluding derivatives mark to market; **excluding repos; *** on Basel I basis

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS
GLOBAL BANKING & MARKETS (continued)

Global Banking & Markets has undertaken an active balance sheet management programme in the first half of 2008, managing down its US mortgage and leveraged finance exposures while at the same time reducing risk and leverage by cutting back total third party assets (excluding derivatives) by £108 billion since the year end. We have achieved excellent trading performances in rates and currencies, and have materially upgraded our commodities capabilities, but credit markets and equities have experienced slower market conditions. Integration benefits are being delivered ahead of plan, with both revenue synergies and cost savings exceeding our initial targets.

Net mark-to-market adjustments of £5,341 million have been taken on credit market exposures during the period, comprising write-downs totalling £5,925 million, in line with the estimates indicated in April, partially offset by a benefit of £584 million from the reduction in the carrying value of own debt carried at fair value. This has resulted in an operating loss for the division of £3,157 million. The write-downs are set out in further detail on page 42 and in Appendix 2.

Excluding the write-downs on credit market exposures and one-off items, total income declined by 10% to £5,306 million with contribution down 15% to £2,405 million. After allocating a portion of Group Manufacturing costs, operating profit was 17% lower at £2,184 million.

GBM has produced a very strong performance in rates, currencies and commodities, where its leading positions in interest rate and currency risk management products have enabled it to benefit from market volatility, with total income up 87% to £2,935 million. The establishment of our joint venture with Sempra Commodities has significantly enhanced the Group’s commodities activities.

Equities have seen good growth in capital markets and corporate broking fee income but weaker stock markets have held back results from equity trading and derivatives, leaving income down 29% to £524 million.

Credit markets income excluding the write-downs, has fallen sharply to £355 million, reflecting difficult trading conditions, the reduction in risk positions and the decline in securitisation and leveraged finance volumes across the industry, but we have continued to originate and distribute deals in both these areas. We have also strengthened and rebalanced our business in the US and Europe, growing our corporate client franchise with, for example, significant progress in investment grade corporate bonds and loans in both regions.

In asset and portfolio management income totalled £1,492 million, with overall gains lower than in the first half of 2007.

For GBM as a whole net interest income totalled £1,497 million, 36% higher than in the same period of 2007, with strong growth in money markets, increased draw-downs on corporate borrowing facilities and renewals of corporate lending at wider margins.

Non-interest income before credit market write-downs was 21% lower at £3,809 million.

Fees and commissions declined by 31% to £812 million, largely reflecting the reduced origination volumes in the debt capital markets, notably in US securitisations.

Income from trading activities fell by 15% to £2,322 million, with weaker income from credit market trading partially offset by good growth in money markets, currencies and commodities.

Other operating income fell to £675 million, with lower gains in the first half of the year.

Direct expenses were reduced by 14% to £2,607 million, with staff costs falling by 20% as a result of lower variable performance-related pay and a reduction in headcount, which has fallen by 11% since the end of 2007, excluding the addition of Sempra.

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS
GLOBAL BANKING & MARKETS (continued)

Impairment losses on customer loans and advances increased from a historically low base to £192 million, representing on an annualised basis 0.15 per cent of customer loans and advances. In addition, impairment losses of £102 million were recognised in respect of available-for-sale securities.

Loans and advances increased by 10% since the end of 2007 to £282.3 billion, as GBM continued to extend credit selectively to clients. Customers had increased drawings on existing credit lines in the early part of the year, but by active management of leverage and risk we have reduced total third party assets, excluding derivatives, by 12% since the end of 2007. Reverse repurchase positions have been cut back by 39% to £188.6 billion, while the securities portfolio has also been reduced significantly over the same period, dropping by 21% to £189.7 billion. Holdings of highly liquid cash and bills have increased by £23 billion to £49.8 billion.

Risk-weighted assets decreased by 1% to £211.9 billion. The integration of Sempra Commodities added £20 billion of RWAs; this has been more than offset by disciplined capital management and increased distribution activity.

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS
GLOBAL TRANSACTION SERVICES

	PRO FORMA
	First half	First half	Full year
	2008	2007	2007
	£m	£m	£m

Net interest income	440	393	842
Non-interest income	733	652	1,340
	_______	_______	_______
Total income	1,173	1,045	2,182
	_______	_______	_______
Direct expenses
- staff costs	186	170	357
- other	90	78	164
	_______	_______	_______
	276	248	521
	_______	_______	_______
Contribution before impairment losses	897	797	1,661
Impairment losses	11	8	12
	_______	_______	_______
Contribution	886	789	1,649
Allocation of manufacturing costs	221	211	429
	_______	_______	_______
Operating profit	665	578	1,220
	_______	_______	_______

Analysis of income by product:
Cash management	733	665	1,374
Merchant services and cards	328	310	653
Trade finance	112	70	155
	_______	_______	_______
Total income	1,173	1,045	2,182
	_______	_______	_______

	£bn	£bn	£bn

Total third party assets	18.5	15.9	17.0
Loans and advances	17.1	14.9	15.9
Customer deposits	58.9	53.6	57.0

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	17.1	15.6	*12.6
	_______	_______	_______

* on Basel I basis

Global Transaction Services grew income by 12% to £1,173 million and contribution by the same percentage to £886 million in the first half of 2008, demonstrating the strength and enhanced international capability of its cash management and trade finance platform. After allocating a share of Group Manufacturing costs, operating profit grew by 15% to £665 million.

Growth was driven by a strong performance in cash management, where income rose by 10% to £733 million. Average customer deposits were 13% higher, more than offsetting the impact of lower interest rates on income from non-interest bearing balances, and fees for payment services have increased strongly, particularly in the US and internationally. The division has achieved considerable success in winning new international cash management mandates from existing clients on the strength of its enhanced international payments platform.

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS
GLOBAL TRANSACTION SERVICES (continued)

Merchant services and commercial cards delivered a 6% increase in income to £328 million, with particularly good growth in Streamline International. Merchant acquiring volumes have increased, with transactions up 23% and stronger growth in debit than credit card transactions.

Trade finance made good progress, with income up 60 % to £112 million. GTS has substantially improved its penetration into the Asia-Pacific market, increasing trade income in the region by 54%, and has expanded its supply chain finance activities with an enhanced product suite. Margins have been expanded to reflect increased pricing for country risk.

Direct expenses rose by 11% to £276 million from the first half of 2007, primarily reflecting investment in the second half of 2007 to expand the business.

Impairment losses were £11 million compared with £8 million in the first half of 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS

	PRO FORMA
	First half	First half	Full year
	2008	2007	2007
	£m	£m	£m

Net interest income	5,233	4,865	9,954
Non-interest income*	2,805	2,668	5,534
	_______	_______	_______
Total income	8,038	7,533	15,488
	_______	_______	_______
Direct expenses
- staff costs	1,634	1,492	3,089
- other	896	849	1,749
	_______	_______	_______
	2,530	2,341	4,838
	_______	_______	_______
Contribution before impairment losses	5,508	5,192	10,650
Impairment losses	1,211	917	1,964
	_______	_______	_______
Contribution	4,297	4,275	8,686
Allocation of manufacturing costs	1,546	1,475	3,000
	_______	_______	_______
Operating profit	2,751	2,800	5,686
	_______	_______	_______

	£bn	£bn	£bn

Total banking assets	380.6	344.8	363.4
Loans and advances to customers - gross	346.9	309.2	327.7
Customer deposits**	280.6	258.9	275.2
Investment management assets - excluding deposits	45.3	41.3	45.7

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	250.0	242.1	***276.1
	_______	_______	_______

* net of insurance claims

** excluding bancassurance

*** on Basel I basis

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
UK RETAIL & COMMERCIAL BANKING

		PRO FORMA
		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m

Net interest income		3,485	3,275	6,667
		_______	_______	_______
Fees and commissions - banking		1,491	1,440	3,027
Other non-interest income *		476	464	890
		_______	_______	_______
Non-interest income		1,967	1,904	3,917
		_______	_______	_______
Total income		5,452	5,179	10,584
		_______	_______	_______
Direct expenses
- staff costs		973	937	1,928
- other		564	526	1,081
		_______	_______	_______
		1,537	1,463	3,009
		_______	_______	_______
Contribution before impairment losses		3,915	3,716	7,575
Impairment losses		694	706	1,368
		_______	_______	_______
Contribution		3,221	3,010	6,207
Allocation of manufacturing costs		1,104	1,054	2,144
		_______	_______	_______
Operating profit		2,117	1,956	4,063
		_______	_______	_______

		£bn	£bn	£bn

Total banking assets		23 4.5	209.5	220.7
Loans and advances to customers – gross
-	UK Retail Banking	117.6	108.2	111.1
-	UK Corporate & Commercial Banking	107.0	91.7	98.9
-	UK Wealth	9.0	7.9	8.4
Customer deposits**		191.8	179.1	189.3
AUMs – excluding deposits		25.4	24.1	25.8

		30 June	1 January	31 December
		2008	2008	2007
		£bn	£bn	£bn

Risk-weighted assets		159.4	153.1	***179.0
		_______	_______	_______

* net of insurance claims; ** excluding bancassurance; *** on Basel I basis

UK Retail & Commercial Banking produced a good performance in the first half of the year across its businesses. Total income net of insurance claims grew by 5% to £5,452 million and contribution increased by 7% to £3,221 million. After allocating a portion of Group Manufacturing costs, operating profit increased by 8% to £2,117 million.

Retail Banking performed well, with steady income generation and controlled cost growth. We have increased market share in selected segments at attractive margins and with acceptable risk criteria. Commercial Banking delivered controlled growth in customer volumes at expanding risk premia. UK Wealth maintained its strong growth record, demonstrating its ability to continue to make progress in more difficult equity market conditions.

As anticipated, there has been some increase from historically low impairment losses in the corporate and commercial segment, particularly among smaller businesses. Personal sector credit costs have so far continued to decline, reflecting the cautious approach taken in recent years to the personal unsecured market. We continue to monitor forward-looking credit indicators closely and have tightened scorecards and lending limits where appropriate.

Risk-weighted assets increased to £159.4 billion, up 4% since the start of the year, reflecting growth in lending.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
UK RETAIL & COMMERCIAL BANKING

UK Retail Banking		PRO FORMA
		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m

Net interest income		2,129	2,059	4,173
		_______	_______	_______
Fees and commissions - banking		1,144	1,118	2,351
Other non-interest income *		133	130	271
		_______	_______	_______
Non-interest income		1,277	1,248	2,622
		_______	_______	_______
Total income		3,406	3,307	6,795
		_______	_______	_______
Direct expenses
-	s taff costs	595	604	1,225
-	o ther	285	259	542
		_______	_______	_______
		880	863	1,767
		_______	_______	_______
Contribution before impairment losses		2,526	2,444	5,028
Impairment losses		556	606	1,184
		_______	_______	_______
Contribution		1,970	1,838	3,844
Allocation of manufacturing costs		883	843	1,715
		_______	_______	_______
Operating profit		1,087	995	2,129
		_______	_______	_______

		£bn	£bn	£bn
Loans and advances to customers – gross
-	mortgages	72.4	66.2	67.3
-	personal	17.7	16.5	17.3
-	cards	7.8	7.3	7.8
-	business	19.7	18.2	18.7
Customer deposits**		96.3	90.9	96.1
AUMs – excluding deposits		6.6	7.0	7.0

		30 June	1 January	31 December
		2008	2008	2007
		£bn	£bn	£bn

Risk-weighted assets		67.2	65.7	***100.3
		_______	_______	_______

* net of insurance claims

** excluding bancassurance

*** on Basel I basis

Retail Banking performed well in the first half of 2008, with income net of claims up 3% to £3,406 million and contribution up 7% to £1,970 million. After allocating a portion of Group Manufacturing costs, operating profit rose by 9 % to £1,087 million .

RBS and NatWest continue to lead the other major high street banks in Great Britain for customer satisfaction, demonstrating our strong commitment to service. In the last 12 months we have attracted more than one million new money transmission account customers , helping to retain our joint number one position in the current account market.

Business Banking has continued to grow, cementing the Group’s market leadership with a market share of 25%, and 22% in the start-up market.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
UK RETAIL & COMMERCIAL BANKING (continued)

UK Retail Banking (continued)

Average deposits have increased by 9%, driven by strong performance in personal savings, up 13% , and business deposits, up 9%. Pricing has been managed with a view to enhancing margins despite competitive pressure.

Average loans and advances to customers increased by 5%, with good growth in mortgage and business lending but more limited increases in personal unsecured lending, where average balances were ahead 1%. We continue to concentrate on lending through core banking relationships. Following several years in which we have had a limited appetite for the returns available within the UK mortgage market, we have taken the opportunity during the first half to write good quality mortgages , improving market share at attractive margins. Net mortgage lending market share increased to 17 % from less than 2% in 2007, against a share of stock of 6%.

Net interest income increased by 3% to £2,129 million as a result of strong balance sheet growth, partly offset by a reduction in net interest margin, which reflects in part the increasing weight of lower margin secured lending products in the asset mix. While new business asset margins have improved, these will take time to feed through to back book pricing.

Non-interest income net of claims increased by 2% to £1,277 million, with growth in banking fees offset by a modest reduction in fees on current account and other services.

Total expenses remain under tight control with a reduction in staff costs as we focus on increased efficiency with further investment in customer-facing staff. Other costs have increased by 10% as a result of investments in selected business lin es.

Impairment losses decreased by 8% to £556 million, with a further decline in personal impairments partly offset by an increase in small business delinquencies . Improvements in arrears have been observed across our consumer portfolios as a result of our previous cautious approach. We have taken specific actions in relation to new mortgage business to manage risk, reducing the avail ability of mortgages at higher loan to value ("LTV") ratios. LTVs on new mortgages written in the first half of the year averaged 66%, with the average LTV on the entire mortgage book at 49% and only 6% of mortgages at LTVs greater than 90%. Impairment losses from mortgages remain very low whilst arrears are broadly in line with the same period in 2007, and are below industry levels. Business banking has experienced an increase in impairment losses from historically low levels as the economy slows .

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
UK RETAIL & COMMERCIAL BANKING

UK Corporate & Commercial Banking		PRO FORMA
		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m

Net interest income		1,079	973	1,988
		_______	_______	_______
Fees and commissions		218	205	424
Other non-interest income		324	315	593
		_______	_______	_______
Non-interest income		542	520	1,017
		_______	_______	_______
Total income		1,621	1,493	3,005
		_______	_______	_______
Direct expenses
-	staff costs	260	228	479
-	o ther	242	232	473
		_______	_______	_______
		502	460	952
		_______	_______	_______

Contribution before impairment losses		1,119	1,033	2,053
Impairment losses		133	99	180
		_______	_______	_______
Contribution		986	934	1,873
Allocation of manufacturing costs		166	158	322
		_______	_______	_______
Operating profit		820	776	1,551
		_______	_______	_______

		£bn	£bn	£bn
Loans and advances to customers – gross		107.0	91.7	98.9
Customer deposits		67.4	63.4	66.1
		_______	_______	_______

		30 June	1 January	31 December
		2008	2008	2007
		£bn	£bn	£bn

Risk-weighted assets		84.5	80.5	*72.5
		_______	_______	_______

* on Basel I basis

The first half of 2008 has seen a solid performance from UK Corporate & Commercial Banking, with t otal income up 9 % to £1,621 million and contribution up 6% to £986 million. After allocating a portion of Group Manufacturing costs, operating profit rose by 6% to £820 million.

Net interest income from banking activities increased by 11% to £1,079 million, with good growth in customer volumes. Average loans and advances rose by 18% driven partly by higher draw-downs of existing facilities, with improved margins on new lending over the previous year. Average customer deposits increased by 8%, despite acute competition in some segments. N et interest margin narrowed, partly driven by increased funding costs. As risk premia have expanded, new business asset margins have improved. However, these will take time to feed through to the portfolio.

Non-interest income increased by 4 % to £ 542 million, reflecting strong growth in sales of interest rate and currency risk management products as well as good growth in lending fees.

Total expenses rose 8 % to £668 million, with a 9% increase in headcount reflecting the completion of last year’s ' Another Way of Banking' investment in front- line staff to improve service quality.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
UK RETAIL & COMMERCIAL BANKING

UK Corporate & Commercial Banking (continued)

Impairment losses totalled £133 million, an increase of 34% on the previous year, largely in the smaller end of the corporate sector. Credit metrics have deteriorated in this segment as the economy has slowed, though there has been little change in the larger corporate sector. The performance of our commercial property portfolio remains satisfactory, with average LTV ratios on the UK portfolio at 68% and less than 3% of the portfolio with LTVs greater than 85%. In view of economic conditions, a rise from historically low impairment levels is anticipated.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
UK RETAIL & COMMERCIAL BANKING

UK Wealth		PRO FORMA
		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m

Net interest income		277	243	506
		_______	_______	_______
Fees and commissions		129	117	252
Other non-interest income		19	19	26
		_______	_______	_______
Non-interest income		148	136	278
		_______	_______	_______
Total income		425	379	784
		_______	_______	_______
Direct expenses
-	staff costs	118	105	224
-	o ther	37	35	66
		_______	_______	_______
		155	140	290
		_______	_______	_______

Contribution before impairment losses		270	239	494
Impairment losses		5	1	4
		_______	_______	_______
Contribution		265	238	490
Allocation of manufacturing costs		55	53	107
		_______	_______	_______
Operating profit		210	185	383
		_______	_______	_______

		£bn	£bn	£bn
Loans and advances to customers – gross
-	mortgages	4.9	3.9	4.2
-	personal	3.1	2.8	3.0
-	other	1.0	1.2	1.2
Customer deposits		28.1	24.8	27.1
AUMs – excluding deposits		18.8	17.1	18.8

		30 June	1 January	31 December
		2008	2008	2007
		£bn	£bn	£bn

Risk-weighted assets		7.7	6.9	*6.2
		_______	_______	_______

* on Basel I basis

UK Wealth Management delivered strong growth, with total income rising by 12% to £425 million and contribution by 11% to £265 million. After allocating a share of Group Manufacturing costs, operating profit grew by 14% to £210 million.

Wealth Management generates earnings from both private banking and investment services, and this balanced income base enabled the division to maintain strong organic growth. Coutts & Co performed particularly well, with contribution up by 20%. Overall customer numbers increased by 3%. Average loans and advances to customers rose by 11% and average customer deposits by 18%, underpinning a 14% rise in net interest income to £277 million.

Non-interest income grew by 9% to £148 million, reflecting higher fee income and new product sales, particularly in Coutts. Assets under management rose to £18.8 billion at 30 June 2008, up 10 % from a year earlier.

Direct expenses rose by 11% to £155 million, reflecting continued investment in the UK.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
US RETAIL & COMMERCIAL BANKING

	PRO FORMA			PRO FORMA
	First half	First half	Full year	First half	First half	Full year
	2008	200 7	2007	2008	2007	2007
	£m	£m	£m	$m	$m	$m

Net interest income	969	960	1,936	1,915	1,891	3,874
Non-interest income	421	401	850	831	790	1,700
	_______	_______	_______	_______	_______	_______
Total income	1,390	1,361	2,786	2,746	2,681	5,574
	_______	_______	_______	_______	_______	_______
Direct expenses
- staff costs	328	309	601	648	609	1,203
- other	168	181	368	332	357	736
	_______	_______	_______	_______	_______	_______
	496	490	969	980	966	1,939
	_______	_______	_______	_______	_______	_______

Contribution before impairment losses	894	871	1,817	1,766	1,715	3,635
Impairment losses – core	196	48	177	388	94	353
Impairment losses – SBO	164	35	164	324	69	329
	_______	_______	_______	_______	_______	_______
Contribution	534	788	1,476	1,054	1,552	2,953
Allocation of manufacturing costs	166	158	321	32 8	311	642
	_______	_______	_______	_______	_______	_______
Operating profit	368	630	1,155	726	1,241	2,311
	_______	_______	_______	_______	_______	_______

Average exchange rate - US$/£	1.975	1. 97 0	2.001
	_______	_______	_______

Analysis of contribution:
Retail	322	582	1,052	636	1,147	2,108
Commercial	212	206	424	418	405	845
	_______	_______	_______	_______	_______	_______
	534	788	1,476	1,054	1,552	2,953
	_______	_______	_______	_______	_______	_______

				$bn	$bn	$bn

Total assets				160.7	160.1	160.9
Loans and advances to customers – gross
-	mortgages			17.9	18.5	19.1
-	home equity			35.0	36.2	35.9
-	other consumer			21.6	22.7	21.7
-	corporate and commercial			39.2	34.6	37.6
Customer deposits				104.8	99.9	105.8

Spot exchange rate - US$/£				1.989	2.006	2.004
				_______	_______	_______

				30 June	1 January	31 December
				2008	2008	2007
				$bn	$ bn	$bn

Risk-weighted assets				110.2	107.9	*114.4
				_______	_______	_______

* on Basel I basis

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
US RETAIL & COMMERCIAL BANKING (continued)

US Retail & Commercial Banking’s total income rose by 2% to $2,746 million and costs by 1% to $980 million but contribution declined by 32% to $1,054 million, largely as a result of a substantial increase in impairment losses. After allocating a share of Group Manufacturing costs, operating profit was 41% lower at $726 million. In sterling terms, total income increased by 2% to £1,390 million while contribution fell by 32% to £534 million.

US Retail & Commercial achieved higher net interest income, reflecting a focus on disciplined management of our deposit base without substantially increasing rates. Net interest margin increased slightly to 2.71%. Business volumes were strong in selected segments. Good growth has been achieved in commercial banking, with average corporate loan balances increasing by 16%, while volumes in the consumer business are lower, reflecting reduced consumer demand and the application of tighter pricing and credit criteria for home equity and auto lending.

Non-interest income increased by 5% to $831 million, with good sales of currency and interest rate risk management products to commercial banking and corporate customers.

Direct expenses were held to $980 million, up 1%, with increased costs from the expansion of the mid-corporate relationship management team absorbed through enhanced efficiency measures in retail operations.

In the core US Retail & Commercial portfolio, impairment losses totalled $388 million, up 50% compared with the second half of 2007. While there has been a decline in some customers’ credit scores in line with weakening economic conditions, refreshed FICO scores on consumer real estate-secured lending averaged in excess of 740 at 30 June 2008, with an average LTV ratio of 62% on the Citizens $17.9 billion residential mortgage book and 66% on its $27.3 billion core home equity book. Non-performing loans represented 0.41% of core home equity balances and 0.54% of residential mortgage balances. Citizens does not originate negative amortisation mortgages or option adjustable rate mortgages. The overall commercial loan portfolio continues to perform well, with some increased impairment losses in the $10.2 billion commercial real estate segment, where charge-offs increased to 0.77% of balances in the first half.

Credit quality has deteriorated more sharply in an externally sourced home equity portfolio (the Serviced By Others (SBO) portfolio).This portfolio, now managed by a separate work-out group and in run-off, has been reduced by $1.6 billion over the last year to $7.7 billion at 30 June. Non-performing SBO loans now represent 1.98% of SBO balances. Impairment losses in relation to the SBO portfolio totalled $324 million in the first half. Closing provision balances totalled $413 million, providing a coverage ratio of 2.7 times NPLs.

We continue to evaluate opportunities to optimise capital allocation by exiting or reducing exposure to lower growth or sub-scale segments, and recently announced an agreement to sell 18 rural branches in the Adirondacks region to Community Bank System.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
EUROPE & MIDDLE EAST RETAIL & COMMERCIAL BANKING

		PRO FORMA
		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m

Net interest income		601	506	1,066
Non-interest income		204	172	372
		_______	_______	_______
Total income		805	678	1,438
		_______	_______	_______
Direct expenses
-	staff costs	205	149	334
-	other	88	82	170
		_______	_______	_______
		293	231	504
		_______	_______	_______
Contribution before impairment losses		512	447	934
Impairment losses		96	67	136
		_______	_______	_______
Contribution		416	380	798
Allocation of manufacturing costs		166	158	321
		_______	_______	_______
Operating profit		250	222	477
		_______	_______	_______

Analysis of contribution:
Ulster Bank		376	347	728
Other Europe and Middle East		40	33	70
		_______	_______	_______
		416	380	798
		_______	_______	_______

		£bn	£bn	£bn

Total assets		58.6	50.2	55.5
Loans and advances to customers – gross
-	mortgages	20.4	16.2	18.3
-	corporate	28.5	21.7	25.3
-	other	2.6	3.9	4.2
Customer deposits		23.4	20.5	22.3
		_______	_______	_______

		30 June	1 January	31 December
		2008	2008	2007
		£bn	£ bn	£bn

Risk-weighted assets		29.9	30.3	*36.7
		_______	_______	_______

* on Basel I basis

Europe and Middle East Retail & Commercial Banking achieved a 19% rise in total income to £805 million and a 9% increase in contribution to £416 million, though economic growth has slowed markedly in the first half in its major markets in the island of Ireland. After allocating a portion of Group Manufacturing costs, operating profit rose by 13% to £250 million. Results in sterling terms have benefited from the movement in the euro exchange rate; at constant exchange rates income rose by 7% while contribution was 1% lower.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
EUROPE & MIDDLE EAST RETAIL & COMMERCIAL BANKING (continued)

Within the core business, Ulster Bank, net interest income increased by 18% to £501 million, with average loans and advances to customers up 26% and average customer deposits up 20%. Ulster Bank has tightened its lending criteria over the past year, withdrawing the Ulster Bank brand from the broker mortgage market and widening new business margins on mortgages and other loan products. Deposit pricing has remained competitive, and the increased cost of funds has fed through into net interest margin more quickly than the progressive repricing of the loan back book.

Non-interest income in Ulster Bank increased by 13% to £143 million driven by continued growth in capital markets fee income, although growth in wealth and bancassurance fees has moderated.

Ulster Bank direct expenses increased by 25% to £210 million, reflecting the largely completed investment programme to expand the branch and business centre footprint in 2007. The investment programme has strengthened Ulster Bank’s platform and enabled it to continue to add innovative products and attract new customers across the island of Ireland, with a record 53,000 new current account customers added during the first half.

Impairment losses in the Ulster Bank Group have risen to £57 million, reflecting growth in lending in previous years as well as a slowdown in Irish economic conditions which has affected commercial credit metrics. Ulster’s commercial property portfolio remains well diversified, with an average LTV ratio of 67%. The proportion of commercial property commitments secured on speculative developments remains well inside the Group’s limit of 3%.

Outside Ireland, E&ME Retail & Commercial has continued to make good progress, with a strong performance in the United Arab Emirates, where we are the market leader in credit cards, having sold 85,000 new cards in the first half of the year. UAE income grew by 38% and contribution by 32%, while Romania also continued to achieve strong growth.

Across Europe and Middle East as a whole, loans and advances at 30 June were 8% higher than at the end of 2007. The sale of the European Consumer Finance businesses in Germany and Austria was completed on 1 July.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
ASIA RETAIL & COMMERCIAL BANKING

		PRO FORMA
		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m

Net interest income		178	124	285
Non-interest income		213	191	395
		_______	_______	_______
Total income		391	315	680
		_______	_______	_______
Direct expenses
-	staff costs	128	97	226
-	other	76	60	130
		_______	_______	_______
		204	157	356
		_______	_______	_______
Contribution before impairment losses		187	158	324
Impairment losses		61	61	119
		_______	_______	_______
Contribution		126	97	205
Allocation of manufacturing costs		110	105	214
		_______	_______	_______
Operating profit/(loss)		16	(8)	(9)
		_______	_______	_______

Analysis of income :
Private banking		144	122	252
Cards and consumer finance		118	92	193
Affluent banking (and general)		103	83	194
Business banking		26	18	41
		_______	_______	_______
		391	315	680
		_______	_______	_______

		£bn	£bn	£bn

Total assets		6.7	5.6	6.9
Loans and advances to customers – gross		4.6	3.8	4.5
AUMs – excluding deposits		19.9	17.2	19.9
Customer deposits		12.7	9.5	10.8
		_______	_______	_______

		30 June	1 January	31 December
		2008	2008	2007
		£bn	£ bn	£bn

Risk-weighted assets		5.3	4.9	*3.3
		_______	_______	_______

* on Basel I basis

Asia Retail & Commercial Banking delivered strong growth, with total income rising 24% to £391 million. Contribution grew by 30% to £126 million.

The division operates in 8 countries in Asia: China, Hong Kong, India, Indonesia, Malaysia, Pakistan, Singapore and Taiwan, across 4 core business segments: affluent banking, cards & consumer finance, business banking and private banking.

In affluent banking, we have achieved good growth across the region, despite falling equity markets and worsening investor sentiment. Client numbers have increased by 13% and assets under management have grown by 27%. China, in particular, has seen strong structured deposit and investment sales, and assets under management have doubled in the last 12 months.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
ASIA RETAIL & COMMERCIAL BANKING (continued)

The current economic backdrop has led us to review our forward-looking credit metrics and to tighten our consumer lending policies. Despite this, cards and consumer finance reported revenue growth of 28% and a 25% consumer net receivables increase.

Business banking has seen strong growth across most regions with revenue increasing by 44%, having performed particularly well in the Indian and Chinese markets.

RBS Coutts' offering of private banking and investment services continued to deliver good organic income growth in the first half of 2008. Asia has seen good levels of client acquisition, though with lower average ticket sizes. Good growth in banking volumes led to a rise of 51% in net interest income, offsetting weaker sales of equity-related investment products. Non-interest income grew by 8%, largely driven by strong dealing profits, despite a downturn in investor sentiment.

Total expenses rose by 20% to £314 million, reflecting continued investment throughout the region. Despite the highly competitive market, RBS Coutts Asia has recruited additional experienced private bankers. Total divisional headcount increased by 10%.

Impairment losses, at £61 million, were in line with the previous year.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

		PRO FORMA
		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m

Earned premiums		2,757	2,815	5,607
Reinsurers' share		(116)	(110)	(220)
		_______	_______	_______
Insurance premium income		2,641	2,705	5,387
Net fees and commissions		(202)	(201)	(465)
Other income		347	339	734
		_______	_______	_______
Total income		2,786	2,843	5,656
		_______	_______	_______
Direct expenses
-	staff costs	155	147	297
-	other	255	203	444
		_______	_______	_______
		410	350	741
		_______	_______	_______
Gross claims		1,916	2,164	4,091
Reinsurers' share		(53)	(34)	(81)
		_______	_______	_______
Net claims		1,863	2,130	4,010
		_______	_______	_______
Contribution		513	363	905
Allocation of manufacturing costs		110	105	214
		_______	_______	_______
Operating profit		403	258	691
		_______	_______	_______

In-force policies (thousands)
-	Own-brand motor	6,762	6,829	6,713
-	Own-brand non-motor (home, rescue, pet, HR24)	5,484	3,757	3,752
-	Partnerships & broker (motor, home, rescue, SMEs, pet, HR24)	9,035	9,588	9,302

General insurance reserves – total (£m)		8,142	8,223	8,192
		_______	_______	_______

RBS Insurance made good progress in the first half of 2008, with contribution recovering strongly to £513 million, an increase of 41%. Excluding the £125 million impact of the June 2007 floods, contribution grew by 5%. Total income was slightly lower at £2,786 million, reflecting a strategy of discontinuing less profitable partnership contracts while focusing on growth in our own-brand businesses.

Own-brand businesses increased income by 3% and contribution by 17%. In the UK motor market we have increas ed premium rates to offset claims inflation and continued to target lower risk drivers, with p rice increases concentrated in higher risk categories in order to improv e profitability . During the first half we deployed selected brands on a limited number of aggregator web sites. Our international businesses in Spain, Italy and Germany performed well, with income up 25% and contribution growth doubling. All three countries achieved strong increases in contribution. Over the last six months own-brand motor policy numbers have again begun to increase to 6.8 million.

In o wn-brand non-motor insurance we have continued to achieve good sales through RBS and NatWest, where home insurance policies in force have increased by 23% since December. Overall in -force policies have grown by 46% to 5.5 million, benefiting from the addition of rescue cover to RBS and NatWest current account packages.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

Results from our partnerships and broker business confirmed the Group’s strategy of refocusing on the more profitable opportunities in this segment, in which we provid e under writing and processing services to third parties. We did not renew a number of rescue contracts and also pulled back from some less profitable segments of the broker market. As a result partnership and broker in-force policies have fallen by 6% over the last year with a corresponding 8% reduction in i ncome. Contribution , however, grew by 99%, or by 18% excluding the impact of the 2007 floods .

For RBS Insurance as a whole, insurance premium income, net of fees and commissions, was 3% lower at £2,439 million, reflecting 4 % growth in our o wn brands offset by an 11% decline in the partnerships and broker segment. Other income rose by 2 % to £347 million, reflecting increased investment income.

Direct expenses grew by 17% to £410 million, as a result of accelerated marketing investment in our own brands, including the launch of our new commercial insurance offering, Direct Line for Business, which has made a strong start. Cost growth has also been significantly affected by increased industry levies and an increase in profit sharing payments from the 2007 level, which was depressed by flood claims. Excluding these elements costs were only 1% higher.

Net claims fell by 13% to £1,863 million, benefiting from more benign weather conditions. Excluding the impact of the 2007 floods, net claims costs reduced by 6%, helped by continuing improvements in risk selection.

The UK combined operating ratio for 2008, including manufacturing costs but excluding floods, improved from 95.8% to 94. 6%.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP MANUFACTURING

	PRO FORMA
	First half	First half	Full year
	2008	200 7	2007
	£m	£m	£m

Staff costs	555	524	1,075
Other costs	1,653	1,584	3,212
	_______	_______	_______
Total manufacturing costs	2,208	2,108	4,287
Allocated to divisions	(2,208)	(2,108)	(4,287)
	_______	_______	_______
	-	-	-
	_______	_______	_______

Analysis of manufacturing costs:
Group Technology	676	665	1,373
Group Property	813	740	1,519
Customer Support and other operations	719	703	1,395
	_______	_______	_______
Total manufacturing costs	2,208	2,108	4,287
	_______	_______	_______

Group Manufacturing costs have increased by 5% to £2,208 million in the first half of 2008. At constant exchange rates, costs rose by 2% from the first half of 2007 and were broadly in line with the second half of 2007 .

Growth in business volumes has been absorbed through improvements in productivity. We have maintain ed high levels of customer satisfaction while continuing to invest in the further development of our business. Staff costs increased by 6% while other costs rose by 4%, with efficiencies offsetting the effects of inflation and increased business volumes. At constant exchange rates, staff costs rose by 3% and other costs by 1%.

Group Technology costs rose by 2% to £676 m illion with increases in business demand balanced by savings delivered across the business.

Group Property costs rose by 10% reflecting continuing investment to support the strong growth of our business. These investments included the opening of a new Global Markets office in Tokyo and further development of our UK Corporate and Commercial Banking and Ulster Bank branch networks, as well as ongoing investment in cash centre security.

Customer Support and other operations costs increased by 2% as further improvements in productivity enabled us to continue to absorb significant increases in service volumes and global inflationary pressure. At the same time we maintained our focus on service quality, and our UK-based telephony centres continued to record market-leading customer satisfaction scores. Ongoing investment in process re- engineering across our operational centres under the 'Work-Out' banner continues to deliver efficiency gains .

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	PRO FORMA
	First half	First half	Full year
	2008	200 7	2007
	£m	£m	£m

Funding costs	419	447	1,203
Departmental and other corporate costs	330	395	438
	_______	_______	_______
	749	842	1,641
Allocation of manufacturing costs	110	106	215
	_______	_______	_______
Total central items*	859	948	1,856
	_______	_______	_______

*excluding one-off items (see Note 2 on page 49)

Central costs were down 11% to £749 million.

Funding costs were lower at £419 million, reflecting the benefit of the rights issue, the proceeds from which were received on 9 June 2008, changes in funding mix, gain on hedges partially offset by volatility attributable to derivatives, which do not qualify for hedge accounting.

Departmental and other corporate costs, down 16% to £330 million, have benefited from the amortisation of fair value adjustments to financial instruments, partially offset by wage awards.

THE ROYAL BANK OF SCOTLAND GROUP plc

CREDIT MARKET EXPOSURES

The write-downs before tax included in the Group's results for the six months ended 30 June 2008 are as follows.

	30 June 2008			31 December 2007
	Net exposure (1)	Write-downs before tax	Average price	N et exposure	Average price
	£m	£m	%	£m	%
A sset-backed CDOs
High g rade	1,608	990	52	2,581	84
Mezzanine	361	902	20	1,253	70
	1,969	1,892	40	3,834	79

Monoline exposures	2,398	2,120	n/a	2,547	n/a

US r esidential mortgages
Sub - prime (2)	257	276	35	1,292	72
Alt-A	803	750	39	2,233	83
Other n on- agency	843	18	86	794	94
	1,903	1,044	59	4,319	81

US c ommercial m ortgages	1,478	94	87	1,809	97

Leveraged finance (3)	10 , 789	863	92	14,506	96

CLOs	1,051	113	84	1,386	93
		_______
		6,126
CDS hedging		(201)
		_______
Total n et of CDS h edging		5,925
		_______

Notes:

(1) Net of hedges and write-downs.

(2) Includes investment grade, non-investment grade and residuals.
(3) Includes commitments to lend.

THE ROYAL BANK OF SCOTLAND GROUP plc

CREDIT MARKET EXPOSURES (continued)

In April the Group estimated for capital planning purposes that it might need to make additional write-downs totalling £5.9 billion in respect of its credit market exposures. Write-downs taken in the first half have totalled £5,925 million, with an increase in the credit valuation adjustment on exposure to monolines, compared with the April estimates, but lower write-downs on leveraged finance holdings. Holdings and valuations of super-senior tranches of collateralised debt obligations remain in line with those estimated in April.

Lower valuations of underlying assets have led to an increase in the Group’s monoline exposures, partially offset by additional hedges purchased with other counterparties. While the Group’s April estimates already assumed a further weakening in the market value of monoline credit, the extent of this weakening has been greater than anticipated at the time. This, together with the increase in exposure, has led to an additional credit valuation adjustment of £2.1 billion, more than originally estimated. The value of the total credit valuation adjustment and hedges is now greater than the Group’s CDO and RMBS-related monoline exposure. Of the Group’s £2.4 billion net exposure to monolines, £2.3 billion related to counterparties still rated as investment grade, including £1.2 billion in relation to AAA- and AA-rated insurers.

The Group has reduced its trading inventory of US residential mortgages by £1.5 billion, selling off tranches of sub-prime and Alt-A mortgages at better prices than those estimated in April. Holdings of other non-agency debt have increased slightly, but commercial mortgage inventory has also been sold down, again with realised prices above April estimates.

The Group’s portfolio of leveraged loans has been reduced from £14.5 billion at the end of 2007 to £10.8 billion at 30 June, principally through the sale of a number of holdings. Realised prices have been greater than those estimated in April. During July an additional £1.25 billion of leveraged loans were sold, also at prices in line with the June valuations.

Further information on the Group's credit market exposures is provided in Appendix 2.

T HE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET – PRO FORMA

		First half 2008			First half 2007
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Treasury and other eligible bills		215	3	2.79	687	16	4.66
Loans and advances to banks		51,316	1,12 6	4. 39	51 , 332	1,163	4. 53
Loans and advances to customers		5 83 , 292	17, 477	5 . 99	484,632	15,147	6. 25
Debt securities		71 , 216	1,8 83	5.29	49 , 302	1,202	4. 88
		_______	______		_______	______
Interest-earning assets - banking business		706 , 039	20,489	5. 80	585,953	17,528	5.98
			______			______
Trading business		4 77 , 634			414,403
Non-interest-earning assets		6 44 , 029			390,478
		________			________
Total assets		1 ,82 7 ,702			1,390,834
		________			________

Liabilities
Deposits by banks		1 35 , 507	3, 008	4. 44	135,019	3 , 226	4. 78
Customer accounts		393, 490	7,18 0	3.65	360,851	7,012	3.89
Debt securities in issue		19 5 , 590	4,326	4. 42	138,249	3,155	4.56
Subordinated liabilities		32 , 085	871	5.43	26,722	750	5.61
Internal funding of trading business		(112,856)	(2,273)	4.03	(104,180)	(2,344)	4.50
		_______	______		_______	______
Interest-bearing liabilities - banking business		6 43 , 816	13, 112	4. 07	556,661	11, 799	4.2 4
			______			______
Trading business		510 , 554			438,015
Non-interest-bearing liabilities
-	demand deposits	31,477			30,145
-	other liabilities	588,468			322,571
Shareholders’ equity		5 3 , 387			43,442
		________			________
Total liabilities		1,827 , 702			1,390,834
		________			________

Notes:

1.	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
2.

Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance assets and liabilities, in view of their distinct nature. As a result, interest income has been adjusted by £45 million (2007 - £37 million).

3.

Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement. In the average balance sheet shown above, interest includes interest income and interest expense related to these instruments of £146 million (2007 - £151 million) and £378 million (2007 - £249 million) respectively and the average balances have been adjusted accordingly.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE YIELDS, SPREADS AND MARGINS – PRO FORMA

	First half	First half
	2008	200 7
Yields, spreads and margins of the banking business:	%	%

Gross yield on interest-earning assets of banking business	5.80	5.98
Cost of interest-bearing liabilities of banking business	(4.07)	(4.24)
	_______	_______
Interest spread of banking business	1.73	1.74
Benefit from interest-free funds	0.36	0.22
	_______	_______
Net interest margin of banking business	2.09	1.96
	_______	_______

AVERAGE INTEREST RATES

		First half	First half
		2008	2007
Average rate		%	%

The Group's base rate		5.19	5.31

London inter-bank three month offered rates:
-	Sterling	5.81	5.65
-	Eurodollar	3.02	5.36
-	Euro	4.67	3.94

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2008 – PRO FORMA (unaudited)

	30 June	31 December
	2008	2007
	£m	£m
Assets
Cash and balances at central banks	35,205	14,240
Treasury and other eligible bills	42,693	18,229
Loans and advances to banks	151,151	211,000
Net loans and advances to customers	604,104	558,769
Reverse repurchase agreements and stock borrowing	85,960	142,116
Loans and advances to customers	690,064	700,885
Debt securities	200,266	222,572
Equity shares	32,881	46,704
Settlement balances	27,606	16,533
Derivatives	482,747	335,154
Intangible assets	27,534	26,811
Property, plant and equipment	14,642	16,914
Prepayments, accrued income and other assets	17,780	18,366
Assets of disposal groups	3,265	395
	________	________
	1,725,834	1,627,803
Consortium share of shared assets	4,871	27,327
	________	________
Total assets	1,730,705	1,655,130
	________	________

Liabilities
Deposits by banks	257,489	303,486
Net customer accounts	443,291	436,989
Repurchase agreements and stock lending	92,375	120,062
Customer accounts	535,666	557,051
Debt securities in issue	234,355	220,697
Settlement balances and short positions	84,073	89,829
Derivatives	475,614	330,822
Accruals, deferred income and other liabilities	26,241	2 7,958
Deferred taxation	1,598	3,822
Insurance liabilities	7,532	7,650
Subordinated liabilities	33,411	28,053
Liabilities of disposal groups	2,410	6
	________	_______
	1,658,389	1,569, 374
Consortium share of shared assets	4,871	27,327
	________	_______
Total liabilities	1,663,260	1,596,701
Equity:
Minority interests	5,808	5, 391
Owners’ equity*	61,637	53,038
Total equity	67,445	58,429
	________	________
Total liabilities and equity	1,730,705	1,6 55 , 130
	________	________

* Owners’ equity attributable to:
Ordinary shareholders	53,283	44,684
Other equity owners	8,354	8,354
	_______	_______
	61,637	53,038
	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET – PRO FORMA

Total assets of £1 ,730.7 billion at 30 June 2008 were up £ 75.6 billion, 5%, compared with 31 December 2007 .

Cash and balances at central banks were up £21.0 billion to £35.2 billion reflecting increased placings with the Bank of England and the Dutch National Bank.

Treasury and other eligible bills increased by £24.5 billion to £42.7 billion, due to higher trading activity and liquidity management.

Loans and advances to banks de creased by £59.8 billion, 28%, to £151 .2 billion. Reverse repurchase agreements and stock borrowing ("reverse repos") de creased by £66 .7 billion, 38 % to £107 .8 billion, but were partly offset by growth in bank placings of £6.9 billion, 19%, to £43 .4 billion.

Loans and advances to customers were down £ 10.8 billion, 2%, to £690.1 billion. R everse repos de creased by 40%, £56 .2 billion to £86 .0 billion. Excluding reverse repos, lending rose by £45.4 billion, 8% to £604.1 bi llion reflecting organic growth, net of £3.1 billion of loans and advances of disposal groups.

Debt securities decreased by £22.3 billion, 10%, to £200 .3 billion and e quity shares decreased by £13.8 billion, 30%, to £32.9 billion principally due to reduced holdings in Global Banking & Markets.

Settlement balances rose by £ 11.1 billion , 67% to £27 .6 billion as a result of increased customer activity in Global Banking & Markets.

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest and exchange rates, together with growth in trading volumes.

Intangible assets increased £0.7 billion, 3% to £27.5 billion, reflecting £0.2 billion goodwill relating to the Sempra joint venture and £0.5 billion due to exchange rate movements.

Property, plant and equipment decreased by £2.3 billion, 13% to £14.6 billion largely due to the disposal of Angel Trains.

Prepayments, accrued income and other assets were down £0.6 billion, 3 % to £17.8 billion.

Assets and liabilities of disposal groups increased largely due to the recently announced proposed disposals of Tesco Personal Finance and the European Consumer Finance businesses in Germany and Austria (which completed on 1 July).

Deposits by banks declined by £46.0 billion, 15 % to £257.5 billion . This reflected decreased repurchase agreements and stock lending ("repos"), down £ 49.7 billion, 31 % to £112.2 billion , partly offset by higher inter-bank deposits, up £3.7 billion, 3 % at £145.3 billion.

Customer accounts were down £ 21.4 billion, 4 % at £ 535.7 billion. Within this, repos de creased £27.7 billion, 23 % to £92.4 billion. Excluding repos, deposits rose by £6.3 billion, 1%, to £443.3 billion .

Debt securities in issue increased by £13.7 billion, 6%, to £234 .4 billion.

Se ttlement balances and short positions were down £ 5.8 billion, 6%, to £84.1 billion .

Accruals, deferred income and other liabilities were down £1.7 billion, 6%, at £26 .3 billion.

Deferred taxation liabilities decreased by £2.2 billion, 58% to £1.6 billion due in part to the sale of Angel Trains.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET – PRO FORMA (continued)

Subordinated liabilities rose £ 5.4 billion, 19 % to £33.4 billion reflecting the issue of £1.7 billion dated loan capital, the allocation of £3.4 billion ABN AMRO subordinated liabilities from consortium shared assets and the effect of exchange rates , £0.4 billion and £0.1 billion redemptions of dated loan capital.

Equity minority interests in creased by £0.4 billion, 8% to £5.8 billion. The £0.8 billion equity raised as part of the Sempra joint venture was partially offset by a reduction in the market value of the investment in Bank of China attributable to minority shareholders.

Owners' equity increased by £8.6 billion, 16 % to £61.6 billion . Proceeds of £12.0 billion from the rights issue, net of £0.2 billion expenses, together with exchange rate movements of £0.7 billion were partially offset by the attributable loss for the period of £0.6 billion , a £0.9 billion decreas e in available-for-sale reserves, net of tax, reflecting £0.3 billion in the Group’s share in the investment in Bank of China and £0.6 billion in other securities, the majority of which related to ABN AMRO, and the payment of the 2007 final ordinary dividend of £ 2.3 billion and other dividends of £0.2 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES TO PRO FORMA RESULTS

1.	Basis of preparation

The pro forma financial information shows the underlying performance of the Group including the results of the ABN AMRO businesses to be retained by RBS. This information is being provided to give a better understanding of what the results of the operations might have looked like had the acquisition of ABN AMRO as well as the transfers of businesses to the other Consortium Banks occurred on 1 January 2007.

Group o perating profit on a pro forma basis:

E xcludes

•      ABN AMRO pre and post acquisition credit market write-downs and the impact of the LaSalle sale;

•      RBS share of ABN AMRO’s shared assets;

•      amortisation of purchase accounting adjustments in 2007

•      amortisation of purchased intangible assets

•      integration costs; and

Includes

•      the cost of funding the ABN AMRO acquisition within Central items. Whilst part of the acquisition consideration was funded by the issue of preference shares, the pro forma results for 2007 assume that the cash element of the consideration was debt funded. The results for the first half of 2008 reflect the actual amounts of interest and dividends on preference shares.

In the presentation of the pro forma income statement credit m arket write-downs and goodwill payments in respect of current account administration fees, the gain s on sale of Southern Water and certain other assets have been shown in aggregate in income and expenses as appropriate.

2 .	Credit market write-downs and one-off items
		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m
	Global Banking & Markets:
	Credit market write-downs	(5,925)	(86)	(2,387)
	Gain on sale of Southern Water	-	79	712
	Fair value of own debt	584	-	237
	Centre:
	Fair value of own debt	228	-	152
	Gains on property sales and leasebacks	-	-	302
	Goodwill payments in respect of current account administration fees	-	-	(119)
	Other one-off items	-	-	77
		_______	_______	_______
		(5,113)	(7)	(1,026)
		_______	_______	_______

	Income	(5,113)	(38)	(1,268)
	Costs	-	31	242
		_______	_______	_______
		(5,113)	(7)	(1,026)
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES TO PRO FORMA RESULTS (continued)

3.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £1,406 million (first half 2007 - £916 million; full year 2007 - £2,082 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2008 from £4,945 million to £5,006 million, and the movements thereon were:

		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m

	At 1 January	4,945	4,501	4,501
	Currency translation and other adjustments	55	(4)	56
	Acquisitions	-	36	118
	Disposals	(40)	-	-
	Transfer of assets relating to disposal groups	(147)	-	-
	Amounts written-off	(1,261)	(919)	(1,914)
	Recoveries of amounts previously written-off	138	146	275
	Charge to the income statement	1,406	916	2,082
	Unwind of discount	(90)	(87)	(173)
		_______	_______	_______
		5,006	4,589	4,945
		_______	_______	_______

	The provision at 30 June 2008 includes £3 million (31 December 2007 - £3 million; 30 June 2007 - £2 million) in respect of loans and advances to banks.

4.	Earnings per share

Earnings per share have been calculated assuming that the 6.1 billion ordinary shares issued following the rights issue of 11 new ordinary shares for every 18 held were issued on 1 January 2007. Earnings for 2007 have not been adjusted to reflect any income from the net proceeds of the rights issue of £12 billion received on 9 June 2008; earnings for the first half of 2008 include income earned from the date of receipt of the proceeds.

		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m
	Earnings
	(Loss)/profit attributable to ordinary shareholders	(761)	3,647	6,823
		_______	_______	_______

		Number of shares – millions
	Weighted average number of ordinary shares
	In issue during the period	16,128	16,008	16,103
		_______	_______	_______

	Basic earnings per share	(4.7p)	22.8p	42.4p
	Credit market write-downs and one-off items	22.9p	(0.1p)	2.4p
	Intangibles amortisation	0.8p	0.2p	0.6p
	Integration costs	1.4p	0.2p	0.5p
	Share of shared assets	0.9p	0.5p	0.2p
		_______	_______	_______
	Adjusted earnings per share	21.3p	23.6p	46.1p
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES TO PRO FORMA RESULTS (continued)

5.	Analysis of repurchase agreements
		30 June	31 December
		2008	2007
		£m	£m
	Reverse repurchase agreements and stock borrowing
	Loans and advances to banks	107,767	174,444
	Loans and advances to customers	85,960	142,116
		_______	_______

	Repurchase agreements and stock lending
	Deposits by banks	112,212	161,862
	Customer accounts	92,375	120,062
		_______	_______

6.	Auditor’s review
	The pro forma results have been reviewed by the Group’s auditors, Deloitte & Touche LLP, and their review report is set out on page 62.

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND IMPAIRMENT LOSSES – PRO FORMA

		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m

Fees and commissions receivable		4,470	4,315	9,171
Fees and commissions payable
-	banking	(1,111)	(715)	(1,681)
-	insurance related	(202)	(201)	(466)
		_______	_______	_______
Net fees and commissions		3,157	3,399	7,024
		_______	_______	___,___

Foreign exchange		953	691	1,389
Interest rate		1,436	1,126	2,230
Credit		(578)	820	295
Other		552	571	894
		_______	_______	_______
Income from trading activities		2,363	3,208	4,808
		_______	_______	_______

Rental income and other asset-based activities		1,447	1,184	2,601
Other income
-	principal investments	(289)	183	263
-	net realised gains on available-for-sale securities	12	15	120
-	dividend income	49	35	116
-	profit on sale of property, plant and equipment	85	92	128
-	other	(414)	122	140
		_______	_______	_______
Other operating income		890	1,631	3,368
		_______	_______	_______

Non-interest income (excluding insurance premiums)		6,410	8,238	15,200
		_______	_______	_______

Insurance net premium income		2,861	3,048	5,982
		_______	_______	_______

Total non-interest income		9,271	11,286	21,182
		_______	_______	_______

Staff costs
-	wages, salaries and other staff costs	3,890	4,229	8,139
-	social security costs	272	238	532
-	pension costs	280	278	674
Premises and equipment		1,010	872	1,809
Other		2,031	1,953	3,767
		_______	_______	_______
Administrative expenses		7,483	7,570	14,921
Depreciation and amortisation		802	833	1,697
		_______	_______	_______
Operating expenses		8,285	8,403	16,618
		_______	_______	_______

General insurance		1,863	2,130	4,010
Bancassurance		64	285	518
		_______	_______	_______
Insurance net claims		1,927	2,415	4,528
		_______	_______	_______

Loan impairment losses		1,406	916	2,082
Impairment of available-for-sale securities		73	20	22
		_______	_______	_______
Impairment losses		1,479	936	2,104
		_______	_______	_______

Note: the data above exclude credit market write-downs and one-off items, amortisation of purchased intangibles, integration costs and share of Consortium shared assets.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY – PRO FORMA

Analysis of loans and advances to customers – pro forma
The following table analyses loans and advances to customers ( ex cluding reverse repurchase agreements and stock borrowing) by industry and geography.
	30 June	31 December
	2008	2007
	£m	£m
UK D omestic
Central and local government	3,381	3,135
Finance	17,940	15,269
Individuals – home	79,114	73,834
Individuals – other	27,264	28,123
Other commercial and industrial comprising:
- Manufacturing	14,078	13,452
- Construction	10,565	10,202
- Service industries and business activities	58,938	53,965
- Agriculture, forestry and fishing	2,969	2,473
- Property	50,301	50,051
Finance leases and instalment credit	15,964	15,632
Interest accruals	1,749	2,116
	_______	_______
	282,263	268,252
	_______	_______

UK I nternational
Central and local government	1,255	1,593
Finance	23,541	21,200
Individuals – other	476	561
Other commercial and industrial comprising:
- Manufacturing	7,757	7,631
- Construction	2,645	2,161
- Service industries and business activities	23,562	20,434
- Agriculture, forestry and fishing	124	97
- Property	18,231	13,664
Interest accruals	31	79
	_______	_______
	77,622	67,420
	_______	_______

Overseas
Europe
Central and local government	2,709	1,560
Finance	13,379	15,893
Individuals – home	17,893	16,434
Individuals – other	4,642	6,522
Other commercial and industrial comprising:
- Manufacturing	15,158	11,522
- Construction	4,674	3,864
- Service industries and business activities	44,084	30,434
- Agriculture, forestry and fishing	1,297	1,843
- Property	16,108	13,281
Finance leases and instalment credit	1,705	1,620
Interest accruals	799	1,056
	_______	_______
	122,448	104,029
	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY – PRO FORMA (continued)

	30 June	31 December
	2008	2007
	£m	£m
US
Central and local government	346	386
Finance	12,016	14,446
Individuals – home	26,544	27,882
Individuals – other	10,691	10,879
Other commercial and industrial comprising:
- Manufacturing	8,529	7,311
- Construction	673	793
- Service industries and business activities	18,973	16,462
- Agriculture, forestry and fishing	24	20
- Property	4,731	6,456
Finance leases and instalment credit	2,308	2,228
Interest accruals	383	584
	_______	_______
	85,218	87,447
	_______	_______

Rest of World
Central and local government	4,942	2,270
Finance	13,968	11,879
Individuals – home	723	1,073
Individuals – other	2,853	3,326
Other commercial and industrial comprising:
- Manufacturing	5,001	5,057
- Construction	231	716
- Service industries and business activities	10,674	9,237
- Agriculture, forestry and fishing	104	308
- Property	2,800	2,455
Finance leases and instalment credit	34	18
Interest accruals	226	224
	_______	_______
	41,556	36,563
	_______	_______

Loans and advances to customers – gross	609,107	563,711
Loan impairment provisions	(5,003)	(4,942)
	_______	_______
Total loans and advances to customers	604,104	558,769
	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY – PRO FORMA (continued)

Risk elements in lending – pro forma

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

		30 June	31 December
		2008	2007
		£m	£m
Loans accounted for on a non-accrual basis (2):
-	Domestic	5,940	5,599
-	Foreign	2,148	2,350
		_______	_______
		8,088	7,949
		_______	_______

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
-	Domestic	642	217
-	Foreign	102	85
		_______	_______
		744	302
		_______	_______

Total risk elements in lending		8,832	8,251
		_______	_______
Potential problem loans (4):
-	Domestic	139	63
-	Foreign	2	68
		_______	_______
		141	131
		_______	_______

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans		56%	59%
		_______	_______

Risk elements in lending as a % of gross lending to customers excluding reverse repos		1.45%	1.46%
		_______	_______

Risk elements in lending and potential problem loans as a % of gross lending to customers excluding reverse repos		1.47%	1.49%
		_______	_______

Notes:

(1)

For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)	All loans against which an impairment provision is held are reported in the non-accrual category.
(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)

Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

DEBT SECURITIES

30 June 2008	Held-for- trading	Available for sale	Designated at fair value	Loans and receivables	Total
	£m	£m	£m	£m	£m
Central and local government
UK	7,687	1,092	2,102	-	10,881
US	6,285	63	502	-	6,850
Other	27,470	4,064	400	-	31,934
	41,442	5,219	3,004	-	49,665
Bank and building society	8,056	9,596	11	-	17,663
Mortgage and other asset-backed securities
R esidential mortgages
US federal agencies	268	3,942	-	-	4,210
US government sponsored entities	18,89 2	7,206	-	-	26,09 8
Other prime	12,006	14,817	-	-	26,823
Non-conforming	1,810	1,466	-	-	3,276
Sub-prime	2,943	131	4	20	3,098
	35,919	27,562	4	20	63,50 5
C ommercial mortgages
US federal agencies	496	698	-	-	1,194
US government sponsored entities	7	-	-	-	7
Other	3,367	932	155	912	5,366
	3,870	1,630	155	912	6,567

CDOs /CLOs	9,762	1,832	3	3	11,600

Other asset-backed securities	9,004	5,347	139	85	14,575
	58,555	36,371	301	1,020	96,247
Corporate	19,341	9,104	1,743	-	30,188
Other	2,742	3,310	429	22	6,503
	130,136	63,600	5,488	1,042	200,266

ABN AMRO's available-for-sale treasury portfolio was allocated to the Group in 2008; it was reflected in shared assets at 31 December 2007.

Further details of the Group's holdings of mortgage and other asset-backed securities are given in Appendix 2.

THE ROYAL BANK OF SCOTLAND GROUP plc

DEBT SECURITIES (continued)

3 1 December 2007	Held-for- trading	Available for sale	Designated at fair value	Loans and receivables	Total
	£m	£m	£m	£m	£m
Central and local government
UK	9,223	1,022	2,243	-	12,488
US	11,389	927	397	-	12,713
Other	40,010	9,764	6	-	49,780
	60,622	11,713	2,646	-	74,981
Bank and building society	6,508	11,397	154	-	18,059
Mortgage and other asset-backed securities
R esidential mortgages
US federal agencies	1,402	4,536	-	-	5,938
US government sponsored entities	18,422	5,830	-	-	24,252
Other prime	10,047	1,610	-	-	11,657
Non-conforming	2,987	1,279	-	-	4,266
Sub-prime	5,383	150	5	-	5,538
	38,241	13,405	5	-	51,651

C ommercial mortgages	3,488	1,367	194	626	5,6 75

CDOs /CLOs	12,119	1,829	16	2	13,966

Other asset-backed securities	8,609	2,081	185	-	10,875
	62,457	18,682	400	628	82,167
Corporate	35,709	3,825	2,109	-	41,643
Other	2,426	2,834	396	66	5,722
	167,722	48,451	5,705	694	222,572

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS – PROPORTIONAL CONSOLIDATED BASIS

	Basel II	Basel I
	30 June	31 December
	2008	2007
	£m	£m
Capital base
Core Tier 1 capital: ordinary shareholders’ funds and minority interests less intangibles	27,956	19,596
Preference shares and tax deductible securities	16,200	14,704
Less deductions from Tier 1 capital	(1,640)	n/a
	_______	_______
Tier 1 capital	42,516	34,300
Tier 2 capital	25,966	29,250
Tier 3 capital	215	200
	_______	_______
	68,697	63,750
Less: Supervisory deductions	(4,157)	(8,202)
	_______	_______
Total regulatory capital	64,540	55,548
	_______	_______

Risk-weighted assets
Credit and counterparty risk	422,100
Market risk	32,500
Operational risk	37,100
	_______
	491,700
	_______
Banking book		445,800
Trading book		44,200
		_______
		490,000
		_______

Risk asset ratio
Core Tier 1	5.7%	4.0%
Tier 1	8.6%	7.0%
Total	13.1%	11.3%
	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS – PROPORTIONAL CONSOLIDATED BASIS (continued)

	Basel II	Basel I
	30 June	31 December
	2008	2007
	£m	£m
Composition of capital
Tier 1
Shareholders’ equity and minority interests	65,022	55,314
Innovative T ier 1 securities and preference shares Included in subordinated liabilities	6,034	4,582
Goodwill and other intangible assets	(27,534)	(26,811)
Goodwill – discontinued businesses	(47)	-
Regulatory and other adjustments	681	1,215
Less deductions from Tier 1 capital	(1,640)	n/a
	_______	_______
Total Tier 1 capital	42,516	34,300
	_______	_______

Tier 2
Unrealised gains in available-for-sale equity securities in shareholders’ equity and minority interests	2,423	3,115
Collective impairment losses, net of taxes	326	2,582
Qualifying subordinated liabilities	25,431	23,238
Minority and other interests in Tier 2 capital	300	315
Less deductions from Tier 2 capital	(2,514)	n/a
	_______	_______
Total Tier 2 capital	25,966	29,250
	_______	_______

Tier 3	215	200
	_______	_______
Supervisory deductions
Unconsolidated investments	4,119	4,296
Other deductions	38	3,906
	_______	_______
	4,157	8,202
	_______	_______

Total regulatory capital	64,540	55,548
	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

DERIVATIVES – PRO FORMA

	Assets	Liabilities
As at 30 June 2008	£m	£m

Exchange rate contracts
Spot, forwards and futures	23,656	26,685
Currency swaps	25,963	20,967
Options purchased	16,292	-
Options written	-	16,345

Interest rate contracts
Interest rate swaps	293,931	293,130
Options purchased	37,630	-
Options written	-	37,553
F utures and f orwards	2,048	2,076

Credit derivatives	62,754	56,164

Equity and commodity contracts	20,473	22,694
	_______	_______
	482,747	475,614
	_______	_______

The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set off. They are however effective in reducing the Group’s credit exposure from derivative assets. The Group has executed master netting agreement with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. The extent of netting under such agreements amounted to £406 billion at 30 June 2008. Furthermore , the Group holds substantial collateral against this net derivative asset exposure.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK – PRO FORMA

The Group manages the market risk in its trading and treasury portfolios through its market risk management framework. This expresses limits based on, but not limited to: value-at-risk (VaR); stress testing and scenario analysis; and position and sensitivity analyses. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. The table below sets out the VaR, at a 95% confidence level and a one-day time horizon, for the Group's trading and treasury portfolios. The VaR for the Group’s trading portfolios includes idiosyncratic risk and is segregated by type of market risk exposure.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Trading VaR

Interest rate	17.3	16.0	23.8	11.4
Credit spread	6 2 . 4	6 2 . 0	9 0 . 4	42.5
C urrency	3.4	3.4	5.4	1.2
Equity	13.2	12.6	19.4	7.9
Commodity	6.6	16.3	17.8	-
Diversification effects		(33. 0 )
		_______
30 June 2008	6 2 . 0	77 .3	89 . 3	44 .0
	_______	_______	_______	_______
31 December 2007	21.6*	45.7	50.1*	13.2*
	_______	_______	_______	_______

Treasury VaR

30 June 2008	5.8	5.9	7.6	5.0
	_______	_______	_______	_______
31 December 2007	3.7*	5.5	6.4*	1.3*
	_______	_______	_______	_______

* ABN AMRO positions prior to its acquisition by the Group are not included.

The Group's VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•

Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure, such as the calculation of VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. The Group undertakes stress testing to identify the potential for losses in excess of the VaR

The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses.

THE ROYAL BANK OF SCOTLAND GROUP plc

INDEPENDENT REVIEW REPORT TO THE ROYAL BANK OF SCOTLAND GROUP plc

We have been engaged by The Royal Bank of Scotland Group plc (' the company') to review the pro forma financial information in the half yearly financial report for the six months ended 30 June 2007, the twelve months ended 31 December 2007 and the six months ended 30 June 2008 which comprises the pro forma summary consolidated income statement on page 12, the pro forma divisional performance disclosures on pages 18 to 41, the pro forma condensed consolidated balance sheet on page 46, the related notes on pro forma results on pages 49 to 51 and the reconciliations of pro forma to statutory income statements and balance sheets (together “the pro forma financial information”).

This report is made solely to the company in accordance with the International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the pro forma financial information in accordance with the basis of preparation described in note 1 on page 49 of the half-yearly financial report.

Our responsibility

Our responsibility is to express to the company a conclusion on the pro forma financial information in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ' Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review we are not aware of any material modifications that should be made to the pro forma financial information for the six months ended 30 June 2007, twelve months ended 31 December 2007 or six months ended 30 June 2008.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditor

7 August 2008

Edinburgh, UK

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY RESULTS

The results presented on pages 64 to 94 inclusive are on a statutory basis and include the results of ABN AMRO. The interests of Fortis and Santander in RFS Holdings are included in minority interests.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2008 (unaudited)

In the income statement below, credit market write-downs and one-off items, amortisation of purchased intangible assets and integration costs are included in non-interest income and operating expenses, as appropriate.

		First half	First half	Full year
		2008	200 7	2007
				(Audited)
		£m	£m	£m

Interest receivable		24,080	1 3 , 458	32,252
Interest payable		15,498	8 , 075	20,183
		_______	_______	_______
Net interest income		8,582	5, 383	12,069
		_______	_______	_______
Fees and commissions receivable		4,917	3,5 88	8,278
Fees and commissions payable		(1,188)	(9 16 )	(2,193)
(Loss)/i ncome from trading activities		(3,373)	1, 875	1,292
Other operating income (excluding insurance premium income)		1,635	1, 712	4,833
Insurance premium income		3,308	3,1 93	6,376
Reinsurers’ share		(152)	(1 45 )	(289)
		_______	_______	_______
Non-interest income		5,147	9 , 307	18,297
		_______	_______	_______
Total income		13,729	1 4 ,6 90	30,366
		_______	_______	_______
Staff costs		5,523	3, 494	7,338
Premises and equipment		1,218	74 8	1,703
Other administrative expenses		2,420	1, 319	2,969
Depreciation and amortisation		1,410	8 35	1,932
		_______	_______	_______
Operating expenses*		10,571	6, 396	13,942
		_______	_______	_______
Profit before other operating charges and impairment losses		3,158	8 , 294	16,424
Insurance claims		2,264	2, 468	4,742
Reinsurers’ share		(75)	(53)	(118)
Impairment losses		1,661	871	1,968
		_______	_______	_______
O perating (loss)/ profit before tax		(692)	5 , 008	9,832
Tax (credit)/charge		(333)	1, 272	2,044
		_______	_______	_______
(Loss)/p rofit from continuing operations		(359)	3, 736	7,788
Profit/(l oss ) from discontinued operations, net of tax		234	-	(76)
		_______	_______	_______
(Loss)/p rofit for the period		(125)	3, 736	7,712
Minority interests		452	7 5	163
Other owners' dividends		225	106	246
		_______	_______	_______
(Loss)/p rofit attributable to ordinary shareholders		(802)	3 , 555	7,303
		_______	_______	_______

Basic earnings per ordinary share (Note 5 )		(6.6p)	32.3p	65.6p
		_______	_______	_______

Diluted earnings per ordinary share (Note 5 )		(6.6p)	32.0p	65.0p
		_______	_______	_______

*Operating expenses include:		£m	£m	£m
Integration costs:
-	Administrative expenses	302	26	48
-	Depreciation and amortisation	14	29	60
		_______	_______	_______
		316	55	108
Amortisation of purchased intangible assets		182	4 3	262
		_______	_______	_______
		498	9 8	370
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Profit

Loss before tax was £692 million compared with a profit of £5,008 million in the first half of 2007. The results have been adversely affected by credit market write-downs of £5,925 million.

Total income

Total income was down 7% to £13,729 million, principally due to the credit market write-downs.

Net interest income increased to £8,582 million and represents 63% of total income (2007 - 37%).

Non-interest income decreased to £5,147 million principally due to the credit market write-downs of £5,925 million offset by a movement in the fair value of own debt of £812 million, and represents 37% of total income (2007 - 63%).

Operating expenses

Operating expenses rose to £10,571 million. Integration costs were £316 million compared with £55 million in 2007.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, decreased by 9% to £2,189 million.

Impairment losses

Impairment losses were £1,661 million, compared with £871 million in 2007.

Risk elements in lending and potential problem loans represented 1.44% of gross loans and advances to customers excluding reverse repos at 30 June 2008 (31 December 2007 - 1.64%).

Provision coverage of risk elements in lending and potential problem loans was 57% (31 December 2007 - 56%).

Taxation

The effective tax rate for the first half of 2008 was 48.1% compared with 25.4% in the first half of 2007.

Earnings

Basic earnings per ordinary share dec reased f rom 32.3 p to (6.6 p) .

Capital
Capital ratios at 30 June 2008 were 6.7% (Core Tier 1), 9.1% (Tier 1) and 13.2% (Total).

Rights issue

In June 2008, the company completed the £12 billion rights issue announced in April 2008. As a result, on 9 June 2008, the company issued 6.1 billion new ordinary shares of 25p each.

Capitalisation issue
As announced in April 2008, the company will be issuing new ordinary shares of 25p each in the company instead of paying an interim dividend in cash.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2008 (unaudited)

	30 June	31 December	30 June
	2008	2007	200 7
		(Audited)
	£m	£m	£m
Assets
Cash and balances at central banks	35,580	17,866	4,080
Treasury and other eligible bills	50,730	18,229	8,014
Loans and advances to banks	152,292	219,460	92,037
Net loans and advances to customers	721,894	686,893	423,728
Reverse repurchase agreements and stock borrowing	85,973	142,357	79,469
Loans and advances to customers	807,867	829,250	503,197
Debt securities	207,009	276,427	142,324
Equity shares	37,689	53,026	13,193
Settlement balances	27,624	16,589	21,372
Derivatives	483,281	337,410	183,313
Intangible assets	43,471	48,492	18,868
Property, plant and equipment	16,172	18,750	18,185
Prepayments, accrued income and other assets	23,493	19,066	6,683
Assets of disposal groups	63,537	45,954	-
	________	________	__ _______
Total assets	1,948,745	1,900,519	1,011,266
	________	________	__ _______

Liabilities
Deposits by banks	245,184	312,633	139,415
Net customer accounts	551,247	547,449	337,614
Repurchase agreements and stock lending	92,375	134,916	81,703
Customer accounts	643,622	682,365	419,317
Debt securities in issue	274,719	273,615	95,519
Settlement balances and short positions	84,083	91,021	71,969
Derivatives	475,731	332,060	183,461
Accruals, deferred income and other liabilities	24,104	34,520	1 7 , 698
Deferred taxation	3,573	5,510	2,721
Insurance liabilities	9,596	10,162	7,629
Subordinated liabilities	39,661	37,979	27,079
Liabilities of disposal groups	44,779	29,228	-
	________	________	_______
Total liabilities	1,845,052	1,809,093	964,808
Equity:
Minority interests	42,056	38,388	4,914
Owners’ equity*
Called up share capital	4,064	2,530	2,391
Reserves	57,573	50,508	39,153
Total equity	103,693	91,426	46,458
	________	________	__ _______
Total liabilities and equity	1,948,745	1,900,519	1,011,266
	________	________	__ _______

* Owners’ equity attributable to:
Ordinary shareholders	53,283	44,684	37,403
Other equity owners	8,354	8,354	4,141
	_______	_______	_______
	61,637	53,038	41,544
	_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets of £1 ,948.7 billion at 30 June 2008 were up £ 48.2 billion, 3%, compared with 31 December 2007 .

Cash and balances at central banks were up £17.7 billion to £35.6 billion reflecting increased placings with the Bank of England and the Dutch National Bank.

Treasury and other eligible bills increased by £32.5 billion to £50.7 billion, due to higher trading activity and liquidity management.

Loans and advances to banks de creased by £67.2 billion, 31%, to £152 .3 billion or £63.5 billion, 29% following the transfer of £3.7 billion to assets of disposal groups. Reverse repurchase agreements and stock borrowing ("reverse repos") were down by £68.2 billion, 39 % to £107 .8 billion . Excluding reverse repos, bank placings increased by £4.7 billion, 12%, to £44.5 billion.

Loans and advances to customers were down £ 21.4 billion, 3%, to £807.9 billion but up £2.0 billion after the transfer of £23.4 billion to disposal groups. Within this, reverse repos de creased by 40%, £56 .4 billion to £86 .0 billion. Excluding reverse repos, lending rose by £58.4 billion, 9% to £721 .9 bi llion reflecting organic growth.

Debt securities decreased by £69.4 billion, 25%, to £207.0 billion and e quity shares decreased by £15.3 billion, 29%, to £37.7, billion principally due to lower holdings in Global Banking & Markets and the transfer of £4.8 billion to assets of disposal groups.

Settlement balances rose by £ 11.0 billion , 67% to £27 .6 billion as a result of increased customer activity in Global Banking & Markets.

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest and exchange rates, together with growth in trading volumes.

Intangible assets declined by £5.0 billion, 10% to £43.5 billion, reflecting the disposals of the Asset Management business of ABN AMRO and Banca Antonveneta and the classification of Banco Real and other businesses of ABN AMRO acquired by Santander to assets of disposal groups, partially offset by exchange rate movements and goodwill of £0.2 billion arising on the Sempra joint venture.

Property, plant and equipment decreased by £2.6 billion, 14% to £16.2 billion largely due to the disposal of Angel Trains.

Prepayments, accrued income and other assets were up £ 4.4 billion, 23 % to £23.5 billion.

Assets and liabilities of disposal groups increased due to the classification of Banco Real and other businesses of ABN AMRO acquired by Santander as discontinued operations and the recently announced proposed disposals of Tesco Personal Finance and the European Consumer Finance business in Germany and Austria, partially offset by completion of the sale of the former Asset Management business of ABN AMRO to Fortis and of Banca Antonveneta to Monte dei Paschi di Sienna.

Deposits by banks declined by £67.4 billion, 22 % to £245.2 billion or £54.1 billion, 18% after the transfer of £13.3 billion to liabilities of disposal groups. This reflected decreased repurchase agreements and stock lending ("repos"), down £ 50.8 billion, 31 % to £112.2 billion combined with low er inter-bank deposits, down £ 3.3 billion, 2% to £ 133.0 billion .

Customer accounts were down £ 38.7 billion, 6 % to £ 643.6 billion or £17.4 billion, 3% net of the transfer of £21.3 billion to disposal groups. Within this, repos de creased £42.5 billion, 32 % to £92.4 billion. Excluding repos , deposits rose by £25.1 billion, 5%, to £551.2 billion .

Se tt lement balances and short positions were down £ 6.9 billion, 8%, to £84.1 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET (continued)

Accruals, deferred income and other liabilities decreased £1 0 .4 billion, 30%, to £ 24. 1 billion.

Deferred taxation liabilities decreased by £1.9 billion, 35% to £3.6 billion due in part to the sale of Angel Trains.

Subordinated liabilities were up £ 1.7 billion, 4 % to £39.7 billion. The issue of £1.7 billion dated loan capital and the effect of exchange rate and other adjustments, £0.9 billion , were partially offset by the redemption of £0.4 billion of dated loan capital and the transfer of £0.5 billion to liabilities of disposal groups.

Equity minority interests increased by £3.7 billion, 10% to £42.1 billion, primarily due to the effect of exchange rate movements of £2.9 billion of which £2.7 billion related to the Fortis and Santander investments in RFS Holdings, and the £0.8 billion equity raised as part of the Sempra joint venture. A reduction in the market value of the investment in Bank of China attributable to minority shareholders was largely offset by attributable profits.

Owners' equity increased by £8.6 billion, 16 % to £61.6 billion . Proceeds of £12.0 billion from the rights issue, net of £0.2 billion expenses, together with exchange rate movements of £0.7 billion were partially offset by the attributable loss for the period of £0.6 billion , a £0.9 billion decreas e in available-for-sale reserves, net of tax, reflecting £0.3 billion in the Group’s share in the investment in Bank of China and £0.6 billion in other securities, the majority of which related to ABN AMRO, and the payment of the 2007 final ordinary dividend of £ 2.3 billion and other dividends of £0.2 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE HALF YEAR ENDED 30 JUNE 2008 (unaudited)

	First half	First half	Full year
	2008	2007	2007
			(Audited)
	£m	£m	£m

Net movements in reserves:
Available-for-sale	(1,796)	(825)	(1,289)
Cash flow hedges	326	(125)	(564)
Currency translation	3,509	(199)	2,210

Actuarial gains on defined benefit plans	-	-	2,189
Tax on items recognised direct in equity	423	180	(170)
	_______	_______	_______
Net income/ (expense) recognised direct in equity	2,462	(969)	2,376
(Loss)/p rofit for the period	(125)	3,736	7,712
	_______	_______	_______
Total recognised income and expense for the period	2,337	2,767	10,088
	_______	_______	_______

Attributable to:
Equity shareholders	(901)	3,020	8,610
Minority interests	3,238	(253)	1,478
	_______	_______	_______
	2,337	2,767	10,088
	_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2008 (unaudited)

	First half	First half	Full year
	2008	2007	2007
			(Audited)
	£m	£m	£m
Operating activities
Operating (loss)/ profit before tax	(692)	5,008	9,832
Operating profit before tax on discontinued activities	463	-	68

Adjustments for:
Depreciation and amortisation	1,410	835	1,932
Interest on subordinated liabilities	1,144	725	1,518
Charge for defined benefit pension schemes	244	234	489
Cash contribution to defined benefit pension schemes	(379)	(239)	(599)
Elimination of non-cash items on discontinued activities	374	-	62
Elimination of foreign exchange differences and other non-cash items	(13,381)	(2,474)	(13,517)
	_______	_______	_______
Net cash inflow from trading activities	(10,817)	4,089	(215)
Changes in operating assets and liabilities	(32,572)	3,627	28,261
	_______	_______	_______
Net cash flows from operating activities before tax	(43,389)	7,716	28,046
Income taxes paid	(1,327)	(1,022)	(2,442)
	_______	_______	_______
Net cash flows from operating activities	(44,716)	6,694	25,604
	_______	_______	_______

Investing activities
Sale and maturity of securities	64,726	9,410	63,007
Purchase of securities	(37,494)	(8,210)	(61,020)
Sale of property, plant and equipment	1,217	2,009	5,786
Purchase of property, plant and equipment	(2,855)	(2,086)	(5,080)
Net investment in business interests and intangible assets	(1,602)	(278)	13,306
Proceeds on disposal of discontinued activities	7,963	-	-
	_______	_______	_______
Net cash flows from investing activities	31,955	845	15,999
	_______	_______	_______
Financing activities
Issue of ordinary shares	12,006	-	77
Issue of other equity interests	-	460	3,600
Issue of paid up equity	-	-	1,073
Issue of subordinated liabilities	2,061	1,009	1,018
Proceeds of minority interests issued	810	-	31,095
Redemption of minority interests	(243)	(33)	(545)
Shares purchased by employee trusts	(16)	(50)	(65)
Shares issued under employee share schemes	1	52	79
Repayment of subordinated liabilities	(408)	(877)	(1,708)
Dividends paid	(2,637)	(2,252)	(3,411)
Interest paid on subordinated liabilities	(1,234)	(684)	(1,522)
	_______	_______	_______
Net cash flows from financing activities	10,340	(2,375)	29,691
	_______	_______	_______

Effects of exchange rate changes on cash and cash equivalents	7,501	(356)	6,010
	_______	_______	_______

Net increase in cash and cash equivalents	5,080	4,808	77,304
Cash and cash equivalents at beginning of period	148,955	71,651	71,651
	_______	_______	_______
Cash and cash equivalents at end of period	154,035	76,459	148,955
	_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON STATUTORY RESULTS

1.	Accounting policies

The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as adopted by the European Union (“EU”). It also complies with IFRS as issued by the IASB. There have been no significant changes to the Group's principal accounting policies as set out on pages 124 to 131 of the 2007 Report and Accounts. The Group adopted IFRS 8 'Operating Segments' with effect from 1 January 2008. These interim financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'.

2.	Restatements
	The income statement and related notes and the cash flow statement for the year ended 31 December 2007 have been restated to reflect the reclassification of Banco Real as a discontinued operation.

3.	Loan impairment provisions

Operating (loss)/profit is stated after charging loan impairment losses of £1,588 million (first half 2007 - £851 million; full year 2007 - £1,946 million). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2008 from £6,441 million to £5,958 million, and the movements thereon were:

		First half	First half	Full year
		2008	2007	2007
				(Audited)
		£m	£m	£m

	At beginning of period	6,441	3,935	3,935
	Currency translation and other adjustments	192	(6)	137
	Acquisition of subsidiaries	-	7	2,210
	Disposals	(40)	-	-
	Transfers relating to discontinued operations and disposal groups	(970)	-	-
	Net increase in provisions of discontinued operations	-	-	46
	Amounts written-off	(1,3 33 )	(768)	(2,011)
	Recoveries of amounts previously written-off	171	126	342
	Charge to the income statement	1,588	851	1,946
	Unwind of discount	(91)	(83)	(164)
		_______	_______	_______
	At end of period	5,958	4,062	6,441
		_______	_______	_______

	The provision at 30 June 2008 includes £3 million (31 December 2007 - £3 million; 30 June 2007 - £2 million) in respect of loans and advances to banks.

4.	Taxation
	The charge for taxation comprises:
		First half	First half	Full year
		2008	2007	2007
				(Audited)
		£m	£m	£m
	Tax on profit before credit market write-downs and one-off items, intangibles amortisation, integration costs and shared assets	1,299	1,3 23	2,489
	Tax on credit market write-downs and one-off items, intangibles amortisation, integration costs and shared assets	(1,632)	(51)	(445)
		_______	_______	_______
		(333)	1,272	2,044
		_______	_______	_______

	Overseas tax included above	350	547	500
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON STATUTORY RESULTS (continued)

4.	Taxation (continued)

The charge for taxation represents 48.1% (first half 2007 - 25.4%; full year 2007 – 20.8%) of (loss)/ profit before tax. It differs from the tax charge computed by applying the standard UK corporation tax rate of 28.5 % as follows:

		First half	First half	Full year
		2008	2007	2007
				(Audited)
		£m	£m	£m

	(Loss)/profit before tax	(692)	5,008	9,832
		_______	_______	_______

	Expected tax (credit)/charge at 28.5% (2007 - 30%)	(197)	1,502	2,950
	Non-deductible items	156	67	263
	Non-taxable items	(225)	(79)	(595)
	Foreign profits taxed at other rates	(52)	25	(25)
	Reduction in deferred tax liability following change in the rate of UK Corporation Tax	-	(157)	(189)
	Other	47	(5)	7
	Adjustments in respect of prior periods	(62)	(81)	(367)
		_______	_______	_______
	Actual tax (credit)/charge	(333)	1,272	2,044
		_______	_______	_______

5.	Earnings per share
	Earnings per share have been calculated based on the following:
		First half	First half	Full year
		2008	2007	2007
				(Audited)
		£m	£m	£m
	Earnings
	(Loss)/profit attributable to ordinary shareholders	(802)	3,555	7,303
	Add back finance cost on dilutive convertible securities	-	31	60
		_______	_______	_______
	Diluted earnings attributable to ordinary shareholders	(802)	3,586	7,363
		_______	_______	_______

		Number of shares – millions
	Weighted average number of ordinary shares*
	In issue during the period	12,197	11,001	11,135
	Effect of dilutive share options and convertible securities	-	1 89	193
		_______	_______	_______
	Diluted weighted average number of ordinary shares in issue during the period	12,197	11,190	11,328
		_______	_______	_______

	Basic earnings per share*	(6.6p)	32.3p	65.6p
	Credit market write-downs and one-off items	30.3p	(0.2p)	3.5p
	Intangibles amortisation (net of minority interest share)	1.1p	0.3p	0.9p
	Integration costs	1.9p	0.4p	0.7p
	Share of shared assets	1.2p	0.7p	0.3p
		_______	_______	_______
	Adjusted earnings per share*	27.9p	33.5p	71.0p
		_______	_______	_______

	Diluted earnings per share*	(6.6p)	32.0p	65.0p
		_______	_______	_______

	Adjusted diluted earnings per share*	27.9p	33.2p	70.4p
		_______	_______	_______

*prior period data have been restated for the bonus element of the rights iss ue completed in June 2008.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON STATUTORY RESULTS (continued)

6.	Segmental analysis
	Total revenue		External	Inter segment	Tota l
			£m	£m	£m
	Half year ended 30 June 2008
	Global Markets
	-	Global Banking & Markets	6,898	5,378	1 2 , 276
	-	Global Transaction Services	1,439	41	1,480
	Regional Markets
	-	UK Retail & Commercial Banking	9,409	1,896	11, 305
	-	US Retail & Commercial Banking	2,322	-	2,322
	-	Europe & Middle East Retail & Commercial Banking	1,633	128	1,761
	-	Asia Retail & Commercial Banking	429	182	611
	RBS Insurance		3,098	14	3,112
	Group Manufacturing		21	-	21
	Central items		538	5,271	5 , 809
	Share of shared assets		193	117	310
	RFS minority interest		4,587	417	5 , 004
	Elimination of intra-group transactions		-	(1 3 , 444)	(1 3 , 444)
			_______	_______	_______
			30,567	-	30 , 567
			_______	_______	_______
	Half year ended 30 June 2007
	Global Markets
	-	Global Banking & Markets	6 ,6 21	4,267	10,888
	-	Global Transaction Services	1 , 003	36	1,039
	Regional Markets
	-	UK Retail & Commercial Banking	8 , 858	1,727	10,585
	-	US Retail & Commercial Banking	2,619	-	2,619
	-	Europe & Middle East Retail & Commercial Banking	1,277	43	1,320
	-	Asia Retail & Commercial Banking	130	158	288
	RBS Insurance		3 , 150	45	3,195
	Group Manufacturing		27	-	27
	Central items		141	4,611	4,752
	Elimination of intra-group transactions		-	(10,887)	(10,887)
			_______	_______	_______
			23 , 826	-	23,826
			_______	_______	_______
	Y ear ended 3 1 December 200 7
	Global Markets
	-	Global Banking & Markets	1 3 , 743	9,544	23,287
	-	Global Transaction Services	2, 552	77	2,629
	Regional Markets
	-	UK Retail & Commercial Banking	1 8 , 218	3,820	22,038
	-	US Retail & Commercial Banking	5,189	-	5,189
	-	Europe & Middle East Retail & Commercial Banking	2 , 937	197	3,134
	-	Asia Retail & Commercial Banking	565	330	895
	RBS Insurance		6,333	89	6,422
	Group Manufacturing		43	1	44
	Central items		1 , 653	9,972	11,625
	Share of shared assets		264	-	264
	RFS minority interest		1 , 534	(255)	1,279
	Elimination of intra-group transactions		-	(23,775)	(23,775)
			_______	_______	_______
			5 3 , 031	-	53,031
			_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON STATUTORY RESULTS (continued)

6.	Segmental analysis (continued)
			First half	First half	Full year
			2008	2007	2007
					(Audited)
	Operating (loss)/profit before tax		£m	£m	£m
	Global Markets
	-	Global Banking & Markets	(2,936)	2,196	3,632
	-	Global Transaction Services	886	585	1,308
	Total Global Markets		(2,050)	2,781	4,940
	Regional Markets
	-	UK Retail & Commercial Banking	3,221	3,010	6,207
	-	US Retail & Commercial Banking	534	788	1,476
	-	Europe & Middle East Retail & Commercial Banking	416	363	765
	-	Asia Retail & Commercial Banking	126	43	96
	Total Regional Markets		4,297	4,204	8,544
	RBS Insurance		513	363	905
	Group Manufacturing		(2,208)	(1,748)	(3,714)
	Central items		(521)	(494)	(563)
	Share of shared assets		(224)	-	(73)
	RFS minority interest		(1)	-	163
			_______	_______	_______
			(194)	5,106	10,202
	Amortisation of purchased intangible assets		(182)	(43)	(262)
	Integration costs		(316)	(55)	(108)
			_______	_______	_______
			(692)	5,008	9,832
			_______	_______	_______

			30 June	31 December
			2008	2007
				(Audited)
	Total assets		£m	£m
	Global Markets
	-	Global Banking & Markets	1,249,386	1,210,977
	-	Global Transaction Services	21,166	19,385
	Total Global Markets		1,270,552	1,230,362
	Regional Markets
	-	UK Retail & Commercial Banking	245,845	232,456
	-	US Retail & Commercial Banking	79,825	79,449
	-	Europe & Middle East Retail & Commercial Banking	59,185	56,087
	-	Asia Retail & Commercial Banking	7,444	7,663
	Total Regional Markets		392,299	375,655
	RBS Insurance		12,728	12,459
	Group Manufacturing		5,961	5,650
	Central items		44,294	3,677
	Share of shared assets		4,871	27,327
	RFS minority interest		218,040	245,389
			_________	_________
			1,948,745	1,900,519
			________	_________

On 28 February 2008, the company announced changes to its organisational structure which are aimed at recognising the Group's presence in over 50 countries and facilitating the integration and operation of its expanded footprint. Following the acquisition of ABN AMRO in October 2007, the Group’s new organisational structure incorporates those ABN AMRO businesses to be retained by the Group but excludes the ABN AMRO businesses to be acquired by Fortis and Santander. This new organisational structure is expected to give the Group the appropriate framework for managing the enlarged Group in a way that fully capitalises on the enhanced range of attractive growth opportunities now available to it.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON STATUTORY RESULTS (continued)

7 .	Dividends and capitalisation issue

During the period a dividend of 23.1p per ordinary share (2006 – 22.1p) in respect of the final dividend for 2007 was paid to ordinary shareholders, making the dividend 33.2p per ordinary share for 2007 as a whole.

As indicated in the prospectus issued in conne ct ion with the rights issue, the Board believes that it would be prudent to issue new ordinary shares to shareholders instead of paying the 2008 interim dividend in cash. Shareholders on the register of members on 12 September 2008 will be entitled to a capitalisation issue of 1 new o rdinary share for every 40 shares held resulting in an issue of 404 million new shares. The issue represents approximately the same aggregate amount as the cash dividend paid for the interim period end ed 30 June 2007, based on the closing share price of 233p per share on 7 August 2008 . Further information on the capitalisation issue and a free share dealing facility for shareholders are set out on page 94.

As stated in the prospectus for the Group's rights issue, the Board 's current intention is that the fin al dividend for the year ending 31 December 2008 will be paid in cash.

8.	Analysis of assets and liabilities of disposal groups
		30 June	31 December
		2008	2007
		£m	£m
	Assets of disposal groups
	Cash and balances at central banks	3, 952	-
	Loans and advances to banks	6 , 943	-
	Loans and advances to customers	27 , 704	-
	Debt securities and equity shares	7 , 364	-
	Intangible assets	4,082	-
	Property, plant and equipment	526	395
	Other assets	3 , 804	-
		_______	_______
	Discontinued operations and other disposal groups	5 4, 375	395
	Assets acquired exclusively with a view to disposal	9 , 162	45,559
		_______	_______
		6 3 , 537	45,954
		_______	_______
	Liabilities of disposal groups
	Deposits by banks	4 , 216	-
	Customer accounts	28, 042	-
	Debt securities in issue	1,115	-
	Subordinated liabilities	976	-
	Other liabilities	6 , 193	-
		_______	_______
	Discontinued operations and other disposal groups	4 0 , 542	-
	Liabilities acquired exclusively with a view to disposal	4 ,2 37	29,228
		_______	_______
		4 4 , 779	29,228
		_______	_______

Assets and liabilities of disposal groups at 30 June 2008 primarily reflect the classification of Banco Real and other businesses of ABN AMRO acquired by Santander as discontinued operations, together with the assets and liabilities of Tesco Personal Finance, which, subject to regulatory approvals, are expected to be disposed of in the second half of 2008, and the ECF businesses in Germany and Austria, which were sold on 1 July 2008.

Assets and liabilities acquired exclusively with a view to disposal at 31 December 2007 comprised ABN AMRO business units, including Banca Antonveneta, Asset Management and Private Equity. The Asset Management business was sold to Fortis on 3 April 2008 and Banca Antonveneta was sold to Monte dei Paschi di Sienna on 30 May 2008.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON STATUTORY RESULTS (continued)

9.	Analysis of repurchase agreements
		30 June	31 December	30 June
		2008	2007	2007
			(Audited)
		£m	£m	£m
	Reverse repurchase agreements and stock borrowing
	Loans and advances to banks	107,767	175,941	64,697
	Loans and advances to customers	85,973	142,357	79,469
		_______	_______	_______
	Repurchase agreements and stock lending
	Deposits by banks	112,212	163,038	81,335
	Customer accounts	92,375	134,916	81,703
		_______	_______	_______

10.	Analysis of consolidated equity
		First half	First half	Full year
		2008	2007	2007
				(Audited)
		£m	£m	£m
	Called-up share capital
	At beginning of period	2,530	815	815
	Bonus issue of ordinary shares	-	1,576	1,576
	Rights issue	1,531	-	-
	Shares issued during the period	3	-	139
		_______	_______	_______
	At end of period	4,064	2,391	2,530
		_______	_______	_______

	Paid-in equity
	At beginning of period	1,073	-	-
	Securities issued during the period	-	-	1,073
		_______	_______	_______
	At end of period	1,073	-	1,073
		_______	_______	_______

	Share premium account
	At beginning of period	17,322	12,482	12,482
	Bonus issue of ordinary shares	-	(1,576)	(1,576)
	Rights issue, net of expenses of £246 million	10,469	-	-
	Shares issued during the period	46	460	6,257
	Redemption of preference shares classified as debt	-	159	159
		_______	_______	_______
	At end of period	27 , 837	11,525	1 7 , 322
		_______	_______	_______

	Merger reserve
	At beginning and end of period	10,881	10,881	10,881
		_______	_______	_______

	Available-for-sale reserves (see note 11 below)
	At beginning of period	1,032	1,528	1,528
	Currency translation adjustments	-	17	-
	Unrealised losses in the period	(1,322)	(376)	(191)
	Realised losses/(gains) in the period	60	(117)	(513)
	Taxation	343	204	20 8
		_______	_______	_______
	At end of period	113	1,256	1, 032
		_______	_______	_______

	Cash flow hedging reserve
	At beginning of period	(555)	(149)	(149)
	Amount recognised in equity during the period	(297)	(26)	(460)
	Amount transferred from equity to earnings in the period	174	(99)	(138)
	Taxation	36	24	192
		_______	_______	_______
	At end of period	(642)	(250)	( 5 5 5)
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON STATUTORY RESULTS (continued)

10.	Analysis of consolidated equity (continued)
		First half	First half	Full year
		2008	2007	2007
				(Audited)
		£m	£m	£m
	Foreign exchange reserve
	At beginning of period	(426)	(872)	(872)
	Retranslation of net assets, net of related hedges	571	(220)	376
	Taxation	111	-	70
		_______	_______	_______
	At end of period	256	(1,092)	(426)
		_______	_______	_______

	Capital redemption reserve
	At beginning and end of period	170	170	170
		_______	_______	_______

	Retained earnings
	At beginning of period	21,072	15,487	15,487
	(Loss)/profit attributable to ordinary shareholders and other equity owners.	(577)	3,661	7 , 549
	Ordinary dividends paid	(2,312)	(2,091)	( 3 ,0 44)
	Equity preference dividends paid	(188)	(106)	( 24 6)
	Paid-in equity dividends paid, net of tax	(27)	-	-
	Redemption of preference shares classified as debt	-	(159)	(159)
	Actuarial (losses)/gains recognised in retirement benefit schemes, net of tax	-	(48)	1,517
	Net cost of shares bought and used to satisfy share-based payments	(16)	(38)	(40)
	Share-based payments, net of tax	16	32	8
		_______	_______	_______
	At end of period	17,968	16,738	21,072
		_______	_______	_______

	Own shares held
	At beginning of period	(61)	(115)	(115)
	Shares purchased during the period	(39)	(50)	(65)
	Shares issued under employee share schemes	17	90	119
		_______	_______	_______
	At end of period	(83)	(75)	(61)
		_______	_______	_______

	Owners' equity at end of period	61,637	41,544	53 , 038
		_______	_______	_______

	Minority interests
	At beginning of period	38,388	5,263	5,263
	Currency translation adjustments and other movements	2,938	4	1,834
	Acquisition of ABN AMRO	-	-	32,245
	Profit attributable to minority interests	452	75	163
	Dividends paid	(137)	(55)	(121)
	Losses on available-for-sale securities, net of tax	(487)	(332)	(564)
	Movements in cash flow hedging reserves, net of tax	335	-	26
	Actuarial g ains recognised in retirement benefit schemes, net of tax	-	-	19
	Equity raised	810	-	76
	Equity withdrawn and disposals	(243)	(41)	(553)
		_______	_______	_______
	At end of period	42,056	4,914	38 , 388
		_______	_______	_______

	Total equity at end of period	103,693	46,458	91,426
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON STATUTORY RESULTS (continued)

11.	Available-for-sale reserves

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and subsequently measured at fair value with changes in fair value reported in shareholders’ equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss. When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

During the first half of 2008 unrealised losses on available-for-sale financial assets of £1,322 million were recognised directly in equity. Available-for-sale reserves at 30 June 2008 amounted to £113 million (31 December 2007 - £1,032 million). This balance comprises an unrecognised gain of £862 million (after tax) on the Group’s interest in the Bank of China offset by net unrecognised losses after tax of £749 million on the Group’s other portfolios of available-for-sale financial assets a majority of which are held by ABN AMRO.

In the first half of 2008, the Group recognised impairment losses of £73 million on its available-for-sale financial assets. As discussed above, impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets regularly for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses in the Group’s available for sale portfolios reflect current market disruption and the underlying securities remain unimpaired.

12.	Analysis of contingent liabilities and commitments
		30 June	31 December	30 June
		2008	2007	200 7
			(Audited)
		£m	£m	£m
	Contingent liabilities
	Guarantees and assets pledged as collateral security	45,579	46,441	10,996
	Other contingent liabilities	16,998	15,479	9,633
		_______	_______	_______
		62,577	61,920	20,629
		_______	_______	_______
	Commitments
	Undrawn formal standby facilities, credit lines and other commitments to lend	331,262	332,811	261,280
	Other commitments	6,907	5,368	2,932
		_______	_______	_______
		338,169	338,179	264,212
		_______	_______	_______

	Total contingent liabilities and commitments	400,746	400,099	284,841
		_______	_______	_______

	Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions .

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON STATUTORY RESULTS (continued)

13.	Litigation

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent Supreme Court and Fifth Circuit decisions provide further support for the Group’s position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, its operating results or cash flows in any particular period.

On 27 July 2007, following agreement between the Office of Fair Trading ('OFT'), the Financial Services Authority and all the major UK banks (including the Group), the OFT issued proceedings in a test case against those banks to determine the legal status and enforceability of certain charges relating to unarranged overdrafts. Following a hearing of preliminary issues in January 2008, the High Court concluded that charges relating to unarranged overdrafts are capable of being assessed for fairness. That decision is subject to an appeal that is likely to be heard towards the end of 2008. A second phase of the preliminary issues hearing was heard by the High Court in July 2008 and the Court’s decision is awaited. The Group maintains that its charges are fair and enforceable and is defending its position vigorously. It cannot, however, at this stage predict with any certainty the outcome of the test case, which will involve a number of further hearings and possible appeals. The Group is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

14.	Regulatory enquiries and investigations

In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

As previously disclosed by ABN AMRO, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO’s dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters. ABN AMRO has cooperated and continues to cooperate fully with the investigation. Prior to the acquisition by the Group, ABN AMRO had reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation by way of a Deferred Prosecution Agreement in return for a settlement payment by ABN AMRO of US$500 million (which amount was accrued by ABN AMRO in its interim financial statements for the six months ended 30 June 2007). Negotiations are continuing to enable a written agreement to be concluded.

Certain of the Group’s subsidiaries have received requests for information from various US governmental agencies and self regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008 RBS was advised by the SEC that it had commenced a non public, formal investigation relating to RBS's US sub-prime securities exposure and US residential mortgage exposures. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON STATUTORY RESULTS (continued)

15.	Related party transactions

Related party transactions in the half year ended 30 June 2008 were similar in nature to those for the year ended 31 December 2007 and were not material. Full details of the Group’s related party transactions for the year ended 31 December 2007 are included in the Group’s 2007 Annual Report and Accounts.

16.	Auditor’s review
The interim results have been reviewed by the Group’s auditors, Deloitte & Touche LLP, and their review report is set out on page 91.

17.	Date of approval
This announcement was approved by the Board of directors on 7 August 2008.

18.	Filings with the US Securities and Exchange Commission (SEC)
The Group's interim results will be filed with the SEC in a report on Form 6-K.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET – STATUTORY

		First half 2008			First half 2007
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Interest-earning assets - banking business		8 60 , 295	24, 271	5. 64	439,165	13,646	6.21
			______			______
Trading business		4 77 , 634			261,200
Non-interest-earning assets		7 48 , 100			241,667
		________			_______
Total assets		2,08 6 , 029			942,032
		________			_______

Liabilities
Interest-bearing liabilities - banking business		8 03 , 324	15, 876	3. 95	392,264	8,324	4.24
			______			______
Trading business		510 , 554			263,086
Non-interest-bearing liabilities
-	demand deposits	34,828			30,145
-	other liabilities	683,936			215,860
Shareholders’ equity		5 3 , 387			40,677
		________			_______
Total liabilities		2,08 6 , 029			942,032
		________			_______

AVERAGE YIELDS, SPREADS AND MARGINS – STATUTORY

	First half	First half
	2008	200 7
	%	%
Yields, spreads and margins of the banking business :

Gross yield on interest-earning assets of banking business	5.64	6.21
Cost of interest-bearing liabilities of banking business	(3.95)	(4.24)
	_______	_______
Interest spread of banking business	1.69	1.97
Benefit from interest-free funds	0.26	0.45
	_______	_______
Net interest margin of banking business	1.95	2.42
	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND IMPAIRMENT LOSSES - STATUTORY

		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m

Fees and commissions receivable		4,917	3,5 88	8,278
Fees and commissions payable
-	banking	(986)	(715)	(1,727)
-	insurance related	(202)	(2 01 )	(466)
		_______	_______	_______
Net fees and commissions		3,729	2, 672	6,085
		_______	_______	_______

Foreign exchange		906	424	1,085
Interest rate		1,447	922	1,414
Credit		(6,273)	421	(1,446)
Other		547	108	239
		_______	_______	_______
(Loss)/income from trading activities		(3,373)	1, 875	1,292
		_______	_______	_______

Rental income and other asset-based activities		1,447	1,184	2,601
Other income
-	principal investments	(289)	288	1,213
-	net realised gains on available-for-sale securities	106	15	293
-	dividend income	51	35	116
-	profit on sale of property, plant and equipment	87	92	430
-	other	233	98	180
		_______	_______	_______
Other operating income		1,635	1,712	4,833
		_______	_______	_______

Non-interest income (excluding insurance premiums)		1,991	6 , 259	12,210
		_______	_______	_______

Insurance net premium income		3,156	3 , 048	6,087
		______	_______	_______

Total non-interest income		5,147	9 , 307	18,297
		_______	_______	_______

Staff costs
-	wages, salaries and other staff costs	4,829	3 , 029	6,295
-	social security costs	355	196	471
-	Pension costs	339	2 69	572
Premises and equipment		1,218	748	1,703
Other		2,420	1, 319	2,969
		_______	_______	_______
Administrative expenses		9,161	5, 561	12,010
Depreciation and amortisation		1,410	835	1,932
		_______	_______	_______
Operating expenses		10,571	6 , 396	13,942
		_______	_______	_______

General insurance		1,863	2 , 130	4,010
Bancassurance		326	2 85	614
		_______	_______	_______
Insurance net claims		2,189	2, 415	4,624
		_______	_______	_______

Loan impairment losses		1,588	8 51	1,946
Impairment of available-for-sale securities		73	20	22
		_______	_______	_______
Impairment losses		1,661	8 71	1,968
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY - STATUTORY

Analysis of loans and advances to customers – statutory
The following table analyses loans and advances to customers ( exc luding reverse repurchase agreements and stock borrowing) by industry and geography.

		30 June	31 December	30 June
		2008	2007	200 7
		£m	£m	£m
UK Domestic
Central and local government		3,381	3,135	3, 806
Finance		18,130	15,531	9 , 374
Individuals – home		79,114	73,916	71 , 148
Individuals – other		27,272	28,186	27, 763
Other commercial and industrial comprising:
-	Manufacturing	14,092	13,452	1 1 , 410
-	Construction	10,565	10,202	9 , 155
-	Service industries and business activities	59,079	53,965	4 6 , 453
-	Agriculture, forestry and fishing	2,969	2,473	2, 472
-	Property	50,336	50,051	42 , 933
Finance leases and instalment credit		15,964	15,632	14, 529
Interest accruals		1,762	2,116	1, 381
		_______	_______	_______
		282,664	268,659	2 40 , 424
		_______	_______	_______

UK International
Central and local government		1,255	1,593	1,202
Finance		23,541	21,200	16,483
Individuals – other		476	561	614
Other commercial and industrial comprising:
-	Manufacturing	7,757	7,631	5,345
-	Construction	2,645	2,161	1,741
-	Service industries and business activities	23,562	20,434	16,818
-	Agriculture, forestry and fishing	124	97	72
-	Property	18,231	13,664	11,880
Interest accruals		31	79	68
		_______	_______	_______
		77,622	67,420	54,223
		_______	_______	_______

Overseas
Europe
Central and local government		2,920	2,371	376
Finance		25,550	21,329	3,305
Individuals – home		85,210	81,557	13,859
Individuals – other		13,009	16,292	3,989
Other commercial and industrial comprising:
-	Manufacturing	18,296	15,159	5,437
-	Construction	5,232	4,779	3,117
-	Service industries and business activities	60,865	46,502	11,246
-	Agriculture, forestry and fishing	4,824	4,650	532
-	Property	18,709	15,768	9,512
Finance leases and instalment credit		2,104	1,620	1,413
Interest accruals		1,483	1,969	231
		_______	_______	_______
		238,202	211,996	53,017
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY - STATUTORY (continued)

		30 June	31 December	30 June
		2008	2007	200 7
		£m	£m	£m
US
Central and local government		346	386	299
Finance		12,045	14,446	4,768
Individuals – home		26,544	27,882	30,590
Individuals – other		10,691	10,879	11,321
Other commercial and industrial comprising:
-	Manufacturing	8,651	7,399	4,571
-	Construction	673	793	802
-	Service industries and business activities	19,141	16,474	11,185
-	Agriculture, forestry and fishing	24	20	21
-	Property	4,731	6,456	4,861
Finance leases and instalment credit		2,308	2,228	2,135
Interest accruals		383	945	406
		_______	_______	_______
		85,537	87,908	70,959
		_______	_______	_______
Rest of World
Central and local government		4,943	2,592	3
Finance		15,027	11,967	2,704
Individuals – home		743	1,740	340
Individuals – other		3,363	12,261	928
Other commercial and industrial comprising:
-	Manufacturing	5,412	8,078	165
-	Construction	233	825	123
-	Service industries and business activities	10,927	14,449	2,795
-	Agriculture, forestry and fishing	107	1,941	12
-	Property	2,805	2,898	2,041
Finance leases and instalment credit		34	18	15
Interest accruals		230	579	39
		_______	_______	_______
		43,824	57,348	9 , 165
		_______	_______	_______

Loans and advances to customers – gross		727,849	693,331	427 , 788
Loan impairment provisions		(5,955)	(6,438)	(4,0 60 )
		_______	_______	_______
Total loans and advances to customers		721,894	686,893	423 , 728
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY - STATUTORY (continued)

Risk elements in lending - statutory

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

		30 June	31 December	30 June
		2008	2007	200 7
		£m	£m	£m
Loans accounted for on a non-accrual basis (2):
-	Domestic	5,940	5,599	5, 560
-	Foreign	3,627	4,763	8 1 9
		_______	_______	_______
		9,567	10,362	6, 379
		_______	_______	_______

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
-	Domestic	642	217	32
-	Foreign	116	152	3 8
		_______	_______	_______
		758	369	70
		_______	_______	_______

Total risk elements in lending		10,325	10,731	6, 449
		_______	_______	_______
Potential problem loans (4):
-	Domestic	139	63	29
-	Foreign	2	608	1
		_______	_______	_______
		141	671	30
		_______	_______	_______

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans		57%	56%	63%
		_______	_______	_______

Risk elements in lending as a % of gross lending to customers excluding reverse repos		1.42%	1.55%	1. 51%
		_______	_______	_______

Risk elements in lending and potential problem loans as a % of gross lending to customers excluding reverse repos		1.44%	1.64%	1. 51%
		_______	_______	_______

(1)

For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)	All loans against which an impairment provision is held are reported in the non-accrual category.
(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)

Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS - STATUTORY

	Basel II	Basel I	Basel I
	30 June	31 December	30 June
	2008	2007	2007
	£m	£m	£m
Capital base
Core Tier 1 capital: ordinary shareholders’ funds and minority interests less intangibles	43,445	27,324	20 , 985
Preference shares and tax deductible securities	16,982	17,040	10 , 166
Less deductions from Tier 1 capital	(1,932)	n/a	n/a
	_______	_______	_______
Tier 1 capital	58,495	44,364	31 ,1 51
Tier 2 capital	30,335	33,693	26, 955
Tier 3 capital	215	200	-
	_______	_______	_______
	89,045	78,257	5 8 , 106
Less: Supervisory deductions	(4,157)	(10,283)	( 5 , 803)
	_______	_______	_______
Total regulatory capital	84,888	67,974	52 , 303
	_______	_______	_______

Risk-weighted assets
Credit and counterparty risk	574,100
Market risk	32,500
Operational risk	37,100
	_______
	643,700
	_______

Banking book		564,800	396,100
Trading book		44,200	23 , 6 00
		_______	_______
		609,000	419 , 7 00
		_______	_______

Risk asset ratio
Core Tier 1	6.7%	4.5%	5.0%
Tier 1	9.1%	7.3%	7. 4%
Total	13.2%	11.2%	1 2 . 5%
	_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS - STATUTORY (continued)

	Basel II	Basel I	Basel I
	30 June	31 December	30 June
	2008	2007	2007
	£m	£m	£m
Composition of capital
Tier 1
Shareholders’ equity and minority interests	101,270	88,311	43 , 110
Innovative T ier 1 securities and preference shares included in subordinated liabilities	6,814	6,919	4,264
Goodwill and other intangible assets	(43,471)	(48,492)	(1 8 , 868)
Goodwill – discontinued businesses	(4,230)	(3,232)	-
Regulatory and other adjustments	44	858	2 , 645
Less deductions from Tier 1 capital	(1,932)	n/a	n/a
	_______	_______	_______
Total Tier 1 capital	58,495	44,364	31 ,1 51
	_______	_______	_______
Tier 2
Unrealised gains in available-for-sale equity securities in shareholders’ equity and minority interests	2,423	3,115	3,348
Collective impairment losses, net of taxes	326	2,582	2,3 74
Qualifying subordinated liabilities	30,092	27,681	2 0 , 663
Minority and other interests in Tier 2 capital	300	315	570
Less from Tier 2 capital	(2,806)	n/a	n/a
	_______	_______	_______
Total Tier 2 capital	30,335	33,693	26, 955
	_______	_______	_______

Tier 3	215	200	-
	_______	_______	_______
Supervisory deductions
Unconsolidated investments	4,119	4,297	4 , 147
Other deductions	38	5,986	1, 656
	_______	_______	_______
	4,157	10,283	5 , 803
	_______	_______	_______

Total regulatory capital	84,888	67,974	52 , 303
	_______	_______	_______

T H E ROYAL BANK OF SCOTLAND GROUP plc

DERIVATIVES - STATUTORY

	Assets	Liabilities
As at 30 June 2008	£m	£m

Exchange rate contracts
Spot, forwards and futures	23,656	26,685
Currency swaps	26,422	20,993
Options purchased	16,292	-
Options written	-	16,345

Interest rate contracts
Interest rate swaps	294,000	293,215
Options purchased	37,630	-
Options written	-	37,553
F utures and f orwards	2,048	2,076

Credit derivatives	62,760	56,170

Equity and commodity contracts	20,473	22,694
	_______	_______
	483,281	475,731
	_______	_______

The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set off. They are however effective in reducing the Group’s credit exposure from derivative assets. The Group has executed master netting agreement with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. The extent of netting under such agreements amounted to £406 billion at 30 June 2008. Furthermore the Group holds substantial collateral against this net derivative asset exposure.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK - STATUTORY

The Group manages the market risk in its trading and treasury portfolios through its market risk management framework. This expresses limits based on, but not limited to: value-at-risk (VaR); stress testing and scenario analysis; and position and sensitivity analyses. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. The table below sets out the VaR, at a 95% confidence level and a one-day time horizon, for the Group's trading and treasury portfolios. The VaR for the Group’s trading portfolios includes idiosyncratic risk and is segregated by type of market risk exposure.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Trading VaR

Interest rate	17.3	16.0	23.8	11.4
Credit spread	6 2 . 4	6 2 . 0	9 0 . 4	42.5
Currency	3.4	3.4	5.4	1.2
Equity	13.2	12.6	19.4	7.9
Commodity	6.6	16.3	17.8	-
Diversification effects		(33. 0 )
		_______
30 June 2008	6 2.0	77 .3	89 . 3	44 .0
	_______	_______	_______	_______
31 December 2007	21.6	45.7	50.1	13.2
	_______	_______	_______	_______
30 June 2007	16.1	16.7	19.0	13.2
	_______	_______	_______	_______

Treasury VaR

30 June 2008	5.8	5.9	7.6	5.0
	_______	_______	_______	_______
31 December 2007	3.7	5.5	6.4	1.3
	_______	_______	_______	_______
30 June 2007	2.8	3.4	3.9	1.3
	_______	_______	_______	_______

The Group's VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•

Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure, such as the calculation of VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. The Group undertakes stress testing to identify the potential for losses in excess of the VaR.

The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses.

THE ROYAL BANK OF SCOTLAND GROUP plc

FAIR VALUE - FINANCIAL INSTRUMENTS - STATUTORY

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of management estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Where such data are not observable, they are estimated by management. The table below shows financial instruments carried at fair value at 30 June 2008 in the Group’s financial statements, by valuation method.

	30 June 2008		31 December 2007
	Assets	Liabilities	Assets	Liabilities
	£bn	£ bn	£bn	£bn

Quoted prices in active markets	126.5	51.9	159.4	65.7

Valuation techniques
- based on observable market data	741.2	642.0	669.4	510.4
- incorporating information other than observable data	28.3	6.1	32.7	15.3
	_______	_______	_______	_______
	896.0	700.0	861.5	591.4
	_______	_______	_______	_______

Financial assets and liabilities valued based on information other than observable market data are set out below.

	30 June 2008		31 December 2007
	Assets	Liabilities	Assets	Liabilities
	£bn	£bn	£bn	£bn

Syndicated loans	3.8	-	4.6	-
Commercial mortgages	1.3	-	2.2	-
Super senior tranches of asset-backed CDOs	2.0	-	3.8	-
Other debt securities	13.0	-	8.8	-
Exotic derivatives	4.8	2.3	5.2	4.4
Other portfolios	3.4	3.8	8.1	10.9
	_______	_______	_______	_______
	28.3	6.1	32.7	15.3
	_______	_______	_______	_______

No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

THE ROYAL BANK OF SCOTLAND GROUP plc

INDEPENDENT REVIEW REPORT TO THE ROYAL BANK OF SCOTLAND GROUP plc

We have been engaged by The Royal Bank of Scotland Group plc ('the company') to review the condensed statutory financial statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the condensed consolidated income statement , the condensed consolidated balance sheet, the condensed consolidated statement of recognised income and expense, the condensed consolidated cash flow statement and related notes 1 to 18 (the “condensed statutory financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed statutory financial statements.

This report is made solely to the company in accordance with the International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

As disclosed in note 1, the annual financial statements of the G roup are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed statutory financi al statements included in this ha lf-yearly financial report has been prepared in accordance with International Accounting Standard 34, ' Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed statutory financial statements in the half-yearly financial report based on our review.

Scope of r eview

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ' Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed statutory financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditor

7 August 2008

Edinburgh, UK

THE ROYAL BANK OF SCOTLAND GROUP plc

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties for the Group in the second half of 2008 are:

Credit risk

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. The global economy slowed during the first half of 2008 and the outlook for the UK economy has deteriorated as growth reduced sharply and house prices fell. In the US, the labour market has deteriorated and real estate prices continued to fall. As a result, the Group may see adverse changes in the credit quality of its borrowers and counterparties in the second half of 2008 with increasing delinquencies and defaults leading to higher impairment charges.

In 2007 and the first half of 2008, the Group recorded significant write-downs on its credit market positions. The Group continues to have exposure to these markets and as market conditions change the fair value of the Group’s instruments could fall further. Furthermore, recent market volatility and illiquidity has made it difficult to value certain of the Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in significant changes in the fair values of these instruments.

Liquidity risk

Liquidity risk is the risk that the Group will be unable to meet its obligations as they fall due. Credit markets continue to experience a severe reduction in liquidity in the aftermath of events in the US sub-prime residential mortgage market. The Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, in controlling the mis-match of maturities and from carefully monitoring its undrawn commitments and contingent liabilities. Further tightening of credit markets could affect the Group’s earnings in the second half of 2008.

Market risk

The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads in the second half of 2008 may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries, mainly ABN AMRO, Citizens, RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets during the second half of 2008 may cause reductions in the value of the Group’s investment and trading portfolios.

Integration risk

The restructuring of ABN AMRO is complex involving substantial reorganisation of ABN AMRO’s operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the Group’s businesses is underway. However, risks remain that the Group may not realise all the anticipated benefits of the acquisition.

Regulatory risk

The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. Changes during the second half of 2008 in the regulatory and supervisory framework, in particular in the UK and US, could materially affect the Group’s business.

Litigation

The outcome of existing and future legal actions, claims against and by the Group and arbitrations could affect the financial performance of the Group in the second half of 2008.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATEMENT OF DIRECTORS' RESPONSIBILITIES

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting';

•

the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Sir Tom McKillop Chairman	Sir Fred Goodwin Group Chief Executive	Guy Whittaker Group Finance Director

Board of directors

Chairman Sir Tom McKillop Executive directors Sir Fred Goodwin Johnny Cameron Mark Fisher Gordon Pell Guy Whittaker	Non-executive directors Colin Buchan Jim Currie Lawrence Fish Bill Friedrich Archie Hunter Charles ‘Bud’ Koch Janis Kong Joe MacHale Sir Steve Robson Bob Scott Peter Sutherland

THE ROYAL BANK OF SCOTLAND GROUP plc

OTHER INFORMATION

	30 June	31 December	30 June
	2008	2007	200 7

Ordinary share price	£2.15	£4.44	£6.33

Number of ordinary shares in issue	16,142m	10,006m	9,456m

Market capitalisation	£34.7bn	£44.4bn	£59.9bn

Net asset value per ordinary share	£3.27	£4.47	£3.96

Employee numbers in continuing operations
(full time equivalents rounded to the nearest hundred)
Global Banking & Markets	21,300	22,700
Global Transaction Services	4,000	4,100
UK Retail & Commercial Banking	47,100	46,100
US Retail & Commercial Banking	18,100	18,000
Europe & Middle East Retail & Commercial Banking	8,000	8,000
Asia Retail & Commercial Banking	9,000	8,600
RBS Insurance	17,100	17,300
Group Manufacturing	42,500	42,000
Centre	4,000	4,600
	_______	_______
	171,100	171,400
Integration	1,000	-
Share of shared assets	1,000	1,200
RFS minority interest	54,700	53,800
	_______	_______
Group total	227,800	226,400
	_______	_______

Capitalisation issue and share dealing facility

Shareholders on the c ompany's register of members as at the close of business on 12 September 2008 (the capitalisation issue "record date") will be entitled to a capitalisation issue of 1 new o rdinary share ("new shares") for every 40 o rdinary shares held resulting in an issue of 404 million new shares. The issue represents approximately the same aggregate amount as the cash dividend paid for the interim period ended 30 June 2007, based on the closing share price of 233p per share on 7 August 2008. Conditional on the admission to the Daily Official List of the UK Listing Authority and to trading on the London Stock Exchange and Euronext Amsterdam, it is expected that dealings in the new shares will commence on 15 September 2008 on the London Stock Exchange and Euronext. The ex-capitalisation date for ADRs is to be announced by NYSE.

The c ompany has arranged a free share dealing facility that will enable eligible shareholders who hold their shares in certificated form to sell up to 250 ordinary shares, including new shares from the capitalisation issue. Fuller details of the dealing service will be sent to eligible shareholders on 19
September 2008 and the dealing facility will be available until the end of November 2008.

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2007 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL CALENDAR

2008 capitalisation issue record date	12 September 2008

2008 ex-capitalisation date – LSE and Euronext	15 September 2008

2008 annual results announcement	26 February 2009

2008 final dividend payment	June 2009

2009 interim results announcement	August 2009

CONTACTS

Sir Fred Goodwin	Group Chief Executive	020 7672 0008
0131 523 2203

Guy Whittaker	Group Finance Director	020 7672 0003
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Andrew McLaughlin	Group Director, Communications	0131 626 3868
07786 111689

Carolyn McAdam	Group Head of Media Relations	020 7672 0660
07796 274968

7 August 2008

Page of 6

THE ROYAL BANK OF SCOTLAND GROUP plc

APPENDIX 1 Reconciliations of pro forma to statutory income statements and balance sheets

THE ROYAL BANK OF SCOTLAND GROUP plc

INCOME STATEMENT FOR THE HALF YEAR ENDED 30 JUNE 2008

	Pro forma	RFS minority interest	RBS share of shared assets	Credit market write-downs and one-off items	Intangibles amortisation and i ntegration costs	Statutory
	£m	£m	£m	£m	£m	£m

Net interest income	7, 564	1,161	(143)	-	-	8, 582
	_______	_______	_______	_______	_______	_______
Non-interest income (excluding insurance net premium income)	6, 410	702	(8)	( 5 ,113)	-	1 , 991
Insurance net premium income	2,861	295	-	-	-	3,156
	_______	_______	_______	_______	_______	_______
Non-interest income excluding credit market write-downs and one-off items	9, 271	997	(8)	( 5 ,113)	-	5 , 147
Credit market write-downs and one-off items	(5 , 113)	-	-	5,113	-	-
	_______	_______	_______	_______	_______	_______
Non-interest income	4 , 158	997	(8)	-	-	5 , 147
	_______	_______	_______	_______	_______	_______
Total income	1 1 , 722	2,158	(151)	-	-	13, 729
Operating expenses	8,285	1,715	73	-	498	10, 571
	_______	_______	_______	_______	_______	_______
Profit before other operating charges	3 , 437	443	(224)	-	(498)	3 , 158
Insurance net claims	1,927	262	-	-	-	2,189
	_______	_______	_______	_______	_______	_______
Operating profit before impairment losses	1 , 510	181	(224)	-	(498)	969
Impairment losses	1,4 79	182	-	-	-	1,6 61
	_______	_______	_______	_______	_______	_______
Divisional operating profit /(loss)	31	(1)	(224)	-	(498)	(692)
Amortisation of purchased intangible assets	182	-	-	-	(182)	-
Integration costs	316	-	-	-	(316)	-
Share of shared assets	224	-	(224)	-	-	-
	_______	_______	_______	_______	_______	_______
Loss before tax	(691)	(1)	-	-	-	(692)
Tax	(303)	(30)	-	-	-	(333)
	_______	_______	_______	_______	_______	_______
L oss from continuing operations	(388)	29	-	-	-	(359)
P rofit /(loss) from discontinued operations, net of tax	-	275	(41)	-	-	234
	_______	_______	_______	_______	_______	_______
Loss for the period	(388)	304	(41)	-	-	(125)
Minority interests	14 8	304	-	-	-	452
Preference dividends	22 5	-	-	-	-	22 5
	_______	_______	_______	_______	_______	_______
Loss attributable to ordinary shareholders	(761)	-	(41)	-	-	(802)
	_______	_______	_______	_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

INCOME STATEMENT FOR THE HALF YEAR ENDED 30 JUNE 2007

	Pro forma	RBS share of ABN AMRO	Credit market write-downs and one-off items	Funding adjustment	Intangibles amortisation and i ntegration costs	Statutory
	£m	£m	£m	£m	£m	£m

Net interest income	5,790	(654)	-	247	-	5,383
	_______	_______	_______	_______	_______	_______
Non-interest income (excluding insurance net premium income)	8,238	(1,941)	(38)	-	-	6,259
Insurance net premium income	3,048	-	-	-	-	3,048
	_______	_______	_______	_______	_______	_______
Non-interest income excluding credit market write-downs and one-off items	11,286	(1,941)	(38)	-	-	9,307
Credit market write-downs and one-off items	(38)	-	38	-	-	-
	_______	_______	_______	_______	_______	_______
Non-interest income	11,248	(1,941)	-	-	-	9,307
	_______	_______	_______	_______	_______	_______
Total income	17,038	(2,595)	-	247	-	14,690
Operating expenses excluding one-off items	8,403	(2,074)	(31)	-	98	6,396
One-off items	(31)	-	31	-	-	-
	_______	_______	_______	_______	_______	_______
Profit before other operating charges	8,666	(521)	-	247	(98)	8,294
Insurance net claims	2,415	-	-	-	-	2,415
	_______	_______	_______	_______	_______	_______
Operating profit before impairment losses	6,251	(521)	-	247	(98)	5,879
Impairment losses	936	(65)	-	-	-	871
	_______	_______	_______	_______	_______	_______
Group operating profit	5,315	(456)	-	247	(98)	5,008
Amortisation of purchased intangible assets	43	-	-	-	(43)	-
Integration costs	55	-	-	-	(55)	-
Share of shared assets	102	(102)	-	-	-	-
	_______	_______	_______	_______	_______	_______
Profit before tax	5,115	(354)	-	247	-	5,008
Tax	1,274	(76)	-	74	-	1,272
	_______	_______	_______	_______	_______	_______
Profit for the period	3,841	(278)	-	173	-	3,736
Minority interests	88	(13)	-	-	-	75
Preference dividends	106	-	-	-	-	10 6
	_______	_______	_______	_______	_______	_______
Profit attributable to ordinary shareholders	3,647	(265)	-	173	-	3,555
	_______	_______	_______	_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

INCOME STATEMENT FOR THE YEAR ENDED 3 1 DECEMBER 200 7

	Pro forma	289 days RBS share of ABN AMRO	Funding adjustment	76 days RBS share of shared assets	76 days RFS minority interest	Credit market write-downs and one-off items	Intangibles amortisation and int egration costs	Restated Statutory
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	12,382	(1,350)	477	15	545	-	-	12,069
	_______	_______	_______	_______	_______	_______	_______	_______
Non-interest income (excluding insurance net premium income)	15,200	(1,866)	16	(54)	182	(1,268)	-	12,210
Insurance net premium income	5,982	-	-	-	105	-	-	6,087
	_______	_______	_______	_______	_______	_______	_______	_______
Non-interest income excluding credit market write-downs and one-off items	21,182	(1,866)	16	(54)	287	(1,268)	-	18,297
Credit market write-downs and one-off items	(1,268)	-	-	-	-	1,268	-	-
	_______	_______	_______	_______	_______	_______	_______	_______
Non-interest income	19,914	(1,866)	16	(54)	287	-	-	18,297
	_______	_______	_______	_______	_______	_______	_______	_______
Total income	32,296	(3,216)	493	(39)	832	-	-	30,366
Operating expenses excluding one-off items	16,618	(3,376)	-	37	535	(242)	370	13,942
One-off items	(242)	-	-	-	-	242	-	-
	_______	_______	_______	_______	_______	_______	_______	_______
Profit before other operating charges	15,920	160	493	(76)	297	-	(370)	16,424
Insurance net claims	4,528	-	-	-	96	-	-	4,624
	_______	_______	_______	_______	_______	_______	_______	_______
Operating profit before impairment losses	11,392	160	493	(76)	201	-	(370)	11,800
Impairment losses	2,104	(171)	-	(3)	38	-	-	1,968
	_______	_______	_______	_______	_______	_______	_______	_______
Group operating profit	9,288	331	493	(73)	163	-	(370)	9,832
Amortisation of purchased intangible assets	124	53	-	-	85	-	(262)	-
Integration costs	108	-	-	-	-	-	(108)	-
Share of shared assets	94	(21)	-	(73)	-	-	-	-
	_______	_______	_______	_______	_______	_______	_______	_______
Profit before tax	8,962	299	493	-	78	-	-	9,832
Tax	1,709	193	148	-	(6)	-	-	2,044
	_______	_______	_______	_______	_______	_______	_______	_______
Profit from continu ing operations	7,253	106	345	-	84	-	-	7,788
Loss from discontinued operations, net of tax	-	-	-	-	76	-	-	76
	_______	_______	_______	_______	_______	_______	_______	_______
Profit for the period	7,253	106	345	-	8	-	-	7,712
Minority interests	184	(26)	-	-	5	-	-	163
Preference dividends	246	-	-	-	-	-	-	246
	_______	_______	_______	_______	_______	_______	_______	_______
Profit attributable to ordinary shareholders	6,823	132	345	-	3	-	-	7,303
	_______	_______	_______	_______	_______	_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

BALANCE SHEET AS AT 30 JUNE 2008

	Pro forma	Transfers	Shared assets	Statutory
	£m	£m	£m	£m
Assets
Cash and balances at central banks	35,205	372	3	35,580
Treasury and other eligible bills	42,693	8,037	-	50,730
Loans and advances to banks	151,151	955	186	152,292
Net loans and advances to customers	604,104	117,666	124	721,894
Reverse repurchase agreements and stock borrowing	85,960	13	-	85,973
Loans and advances to customers	690,064	117,679	124	807,867
Debt securities	200,266	5,464	1,279	207,009
Equity shares	32,881	4,341	467	37,689
Settlement balances	27,606	18	-	27,624
Derivatives	482,747	454	80	483,281
Intangible assets	27,534	15,821	116	43,471
Property, plant and equipment	14,642	1,523	7	16,172
Prepayments, accrued income and other assets	17,780	4,047	1,666	23,493
Assets of disposal groups	3,265	59,329	943	63,537
	________	_______	_______	________
	1,725,834	218,040	4,871	1,948,745
Share of shared assets	4,871	-	(4,871)	-
	________	_______	_______	________
Total assets	1,730,705	218,040	-	1,948,745
	________	_______	_______	________

Liabilities
Deposits by banks	257,489	(9,761)	(2,544)	245,184
Net customer accounts	443,291	107,956	-	551,247
Repurchase agreements and stock lending	92,375	-	-	92,375
Customer accounts	535,666	107,956	-	643,622
Debt securities in issue	234,355	34,600	5,764	274,719
Settlement balances and short positions	84,073	10	-	84,083
Derivatives	475,614	104	13	475,731
Accruals, deferred income and other liabilities	26,241	(1,715)	(422)	24,104
Deferred taxation	1,598	1,543	432	3,573
Insurance liabilities	7,532	2,064	-	9,596
Subordinated liabilities	33,411	5,068	1,182	39,661
Liabilities of disposal groups	2,410	41,923	446	44,779
	________	_______	_______	_______
	1,658,389	181,792	4,871	1,845,052
Share of shared assets	4,871	-	(4,871)	-
	________	_______	_______	________
Total liabilities	1,663,260	181,792	-	1,845,052

Equity:
Minority interests	5,808	36,248	-	42,056
Owners’ equity	61,637	-	-	61,637
Total equity	67,445	36,248	-	103,693
	________	_______	_______	________
Total liabilities and equity	1,730,705	218,040	-	1,948,745
	________	_______	_______	________

THE ROYAL BANK OF SCOTLAND GROUP plc

BALANCE SHEET AS AT 31 DECEMBER 2007

	Pro forma	Transfers	Shared assets	Statutory
	£m	£m	£m	£m
Assets
Cash and balances at central banks	14,240	3,626	-	17,866
Treasury and other eligible bills	18,229	-	-	18,229
Loans and advances to banks	211,000	2,599	5,861	219,460
Net loans and advances to customers	558,769	126,726	1,398	686,893
Reverse repurchase agreements and stock borrowing	142,116	241	-	142,357
Loans and advances to customers	700,885	126,967	1,398	829,250
Debt securities	222,572	35,957	17,898	276,427
Equity shares	46,704	5,532	790	53,026
Settlement balances	16,533	56	-	16,589
Derivatives	335,154	741	1,515	337,410
Intangible assets	26,811	21,573	108	48,492
Property, plant and equipment	16,914	1,830	6	18,750
Prepayments, accrued income and other assets	18,366	1,907	(1,207)	19,066
Assets of disposal groups	395	44,601	958	45,954
	________	_______	_______	________
	1,627,803	245,389	27,327	1,900,519
Share of shared assets	27,327	-	(27,327)	-
	________	_______	_______	________
Total assets	1,655,130	245,389	-	1,900,519
	________	_______	_______	________

Liabilities
Deposits by banks	303,486	5,829	3,318	312,633
Net customer accounts	436,989	108,532	1,928	547,449
Repurchase agreements and stock lending	120,062	14,854	-	134,916
Customer accounts	557,051	123,386	1,928	682,365
Debt securities in issue	220,697	37,604	15,314	273,615
Settlement balances and short positions	89,829	739	453	91,021
Derivatives	330,822	369	869	332,060
Accruals, deferred income and other liabilities	27,958	5,443	1,119	34,520
Deferred taxation	3,822	1,443	245	5,510
Insurance liabilities	7,650	2,512	-	10,162
Subordinated liabilities	28,053	6,328	3,598	37,979
Liabilities of disposal groups	6	28,739	483	29,228
	________	_______	_______	________
	1,569,374	212,392	27,327	1,809,093
Share of shared assets	27,327	-	(27,327)	-
	________	_______	_______	________
Total liabilities	1,596,701	212,392	-	1,809,093

Equity:
Minority interests	5,391	32,997	-	38,388
Owners’ equity	53,038	-	-	53,038
Total equity	58,429	32,997	-	91,426
	________	________	_______	________
Total liabilities and equity	1,655,130	245,389	-	1,900,519
	________	________	_______	________

Appendix 2

Page of 13

Credit market and related exposures – additional information

Note: the following a cronyms are used in this supplement
ABS	Asset-backed securities
CDO	Collateralised debt obligations
CLO	Collateralised loan obligations
CP	Commercial paper
CMBS	Commercial mortgage-backed securities
GSE	Government Sponsored Entity
PWCE	Programme-wide credit enhancement
RMBS	Residential mortgage-backed securities
SPE	Special purpose entity

Credit market and related exposures – additional information

1. Explanatory note

The disclosures in this appendix supplement the information about credit market exposures given on pages 42 and 43. Additionally they include disclosures on the Group’s involvement with conduits. The disclosures have been prepared on a pro forma basis including only those ABN AMRO businesses to be retained by the Group and portfolios within shared assets allocated to it and reflect the recommendations in the Report of the Financial Stability Forum on Enhancing Market and Institutional Resilience.

2. Background

Widespread disruption in the financial markets was triggered in the late summer of 2007 by the accelerating deterioration in the US sub-prime mortgage market. Financial institutions recorded significant losses on complex structured securities. As market participants sought to reduce their leverage, there was increased appetite for liquid securities and many credit markets became illiquid. Markets remain dislocated and investor appetite for credit market exposures has yet to recover. The Group’s businesses, in particular GBM, retain exposures to US sub-prime residential mortgage assets and to commercial mortgages mainly through its US securitisation activities. It also has exposure to monoline insurers where it has bought protection on asset-backed positions and it is also an active participant in the leveraged finance markets in the Americas and Europe. The Group’s retail businesses have major mortgage franchises in the UK and the US.

3. Valuation

Financial instruments classified as held-for-trading, designated as at fair value through profit or loss and available-for-sale are recognised at fair value. All derivatives are measured at fair value. The Group’s approach to determin ing the fair value of financial instruments is described in Critical accounting policies and key sources of estimation uncertainty on pages 132 to 135 of the Group’s 2007 accounts.

Certain financial instruments have been valued using valuation techniques where at least one input (which could have a significant effect on the instrument’s valuation) is not based on observable market data (see page 90). At 30 June 2008 such financial assets amounted to £28.3 billion (2007 - £32.7 billion) and financial liabilities to £6.1 bil lion (2007 - £15.3 billion). Using reasonably possible alternative assumptions for the valuation of these financial instruments could result in fair value losses of up to £750 million or fair value gains of up to £900 million.

4. Mortgage and other asset-backed exposures

4.1 ABS CDO exposures – super senior tranches

T he Group had a leading position in structuring, distributing and trading ABS. These activities included buying mortgage-backed securities, including securities backed by US sub-prime mortgages, and repackaging them into collateralised debt obligations for sale to investors. The Group retained significant holdings of super senior positions i n CDOs. These positions represent the most senior positions in the CDO and, at the time of structuring, were senior to tranches rated AAA by independent rating agencies. However , since the inception of these transactions, the subordinate positions have diminished significantly in value and rating and, as a result, the super senior tranches of the CDOS now have greater risk of loss, based on current market assumptions concerning mortgage delinquencies and house prices in the US. D etails of the Group’s net held-for-trading exposures to these CDOs are set out below.

	30 June 2008			31 December 2007
	High grade	Mezzanine	Total	High grade	Mezzanine	Total
	£m	£m	£m	£m	£m	£m
Gross exposure	6,470	3,062	9,532	6,420	3,040	9,460
Hedges and protection	(3,380)	(1,262)	(4,642)	(3,347)	(1,250)	(4,597)
Net exposure	3,090	1,800	4,890	3,073	1,790	4,863
Fair value adjustment	(1,482)	(1,439)	(2,921)	(492)	(537)	(1,029)
Net exposure after hedges	1, 608	361	1, 969	2,581	1,253	3,834

	%	%	%	%	%	%
% of underlying RMBS sub-prime assets (a)	69	91	79	69	91	79
O f which originated in:
2005 and earlier	24	23	24	24	23	24
2006	28	69	46	28	69	46
2007	48	8	30	48	8	30

Collateral by rating (b) :
AAA	25	-	15	36	-	23
BBB- and above	44	10	29	62	31	51
Non-investment grade	31	90	56	2	69	26

Attachment point	29	46	35	29	46	35
Attachment point post write down	63	89	73	40	62	50

(a)	at origination.
(b)	rating is determined with reference to S&P ratings where available. Where S&P ratings are not available the lower of Moody's and Fitch ratings have been used.

The valuation of the Group’s super senior ABS CDO exposures takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments. V aluation involves significant subjectivity; there is very little market activity to provide evidence of the price at which willing buyers and sellers would transact. The Group’s proprietary model models the expected cash flows from the underlying mortgages using assumptions, derived from publicly available data , about future macroeconomic conditions (including house price appreciation and depreciation) and about defaults and delinquencies on these underlying mortgages. The resulting cash flows are discounted using a risk adjusted rate.

4.2 Mortgage and other asset-backed securities

The table below analyses the Group’s mortgage and other asset-backed securities, a proportion of the Group’s overall portfolio of debt securities (pages 56 and 57) by measurement classification and underlying asset type.

	RMBS				CMBS	CDOs / CLOs	Other ABS	Total
	Sub-prime	Non conforming	Prime
30 June 2008			Agency	Other
	£m	£m	£m	£m	£m	£m	£m	£m
AAA rated
Held-for-trading	741	1,553	19,160	11,052	2,774	6,741	4,750	46,771
Available-for-sale	131	1,458	11,148	14,798	1,589	1,822	4,784	35,730
Other	-	-	-	-	448	-	-	448
	872	3,011	30,308	25,850	4,811	8,563	9,534	82,949
BBB- and above
Held-for-trading	1,254	114	-	841	550	966	2,606	6,331
Available-for-sale	-	8	-	19	10	-	96	133
Other	-	-	-	-	497	3	-	500
	1,254	122	-	860	1,057	969	2,702	6,964
Non-investment grade
Held-for-trading	378	77	-	20	31	587	145	1,238
Available-for-sale	-	-	-	-	-	4	10	14
	378	77	-	20	31	591	155	1,252
Not publicly rated
Held-for-trading	570	66	-	93	515	1,468	1,503	4,215
Available-for-sale	-	-	-	-	31	6	457	494
Other	24	-	-	-	122	3	224	373
	594	66	-	93	668	1,477	2,184	5,082
Total
Held-for-trading	2,943	1,810	19,160	12,006	3,870	9,762	9,004	58,555
Available-for-sale	131	1,466	11,148	14,817	1,630	1,832	5,347	36,371
Other	24	-	-	-	1,067	6	224	1,321
Total	3,098	3,276	30,308	26,823	6,567	11,600	14,575	96,247
	RMBS				CMBS	CDOs / CLOs	Other ABS	Total
	Sub-prime	Non conforming	Prime
31 December 2007			Agency	Other
	£m	£m	£m	£m	£m	£m	£m	£m
AAA rated
Held-for-trading	1,239	2,236	19,824	9,373	2,537	8,321	4,548	48,078
Available-for-sale	132	1,261	10,366	1,610	1,358	1,821	1,580	18,128
Other	-	-	-	-	157	-	-	157
	1,371	3,497	30,190	10,983	4,052	10,142	6,128	66,363
BBB- and above
Held-for-trading	2,576	428	-	535	470	763	1,671	6,443
Available-for-sale	2	18	-	-	-	-	116	136
Other	-	-	-	-	519	16	-	535
	2,578	446	-	535	989	779	1,787	7,114
Non-investment grade
Held-for-trading	593	153	-	21	35	922	151	1,875
Available-for-sale	16	-	-	-	-	-	84	100
Other	5	-	-	-	-	-	-	5
	614	153	-	21	35	922	235	1,980
Not publicly rated
Held-for-trading	975	170	-	118	446	2,113	2,239	6,061
Available-for-sale	-	-	-	-	9	8	301	318
Other	-	-	-	-	144	2	185	331
	975	170	-	118	599	2,123	2,725	6,710
Total
Held-for-trading	5,383	2,987	19,824	10,047	3,488	12,119	8,609	62,457
Available-for-sale	150	1,279	10,366	1,610	1,367	1,829	2,081	18,682
Other	5	-	-	-	820	18	185	1,028
Total	5,538	4,266	30,190	11,657	5,675	13,966	10,875	82,167

(a)

Agency securities comprise US federal agency securities and securities issued by GSEs. The Group’s exposure to subordinated debt and preferred classes of these entities and agencies is limited (less than £50 million).

(b)

CMBS comprises UK : £1,849 million (2007: £1,077 million); US: £3,400 million (2007: £3,572 million), including £1,194 million issued by federal agencies; Europe : £1,273 million (2007: £976 million); rest of the world: £45 million (2007: £50 million).

(c )

The held-for-trading portfolios represent GBM’s activities in structuring, distributing and trading asset-backed securities. The majority of these assets are hedged with financial guarantors (see section 6).

(d )	The available-for-sale portfolio principally comprises securities held by Citizens as part of its balance sheet management.

The table below sets out the Group’s direct exposure to US RMBS included above:

	30 June 2008					31 December 2007
	Agency	Other prime	Alt-A	Sub-prime	Total	Agency	Other prime	Alt-A	Sub-prime	Total
Book value	£m		£m	£m	£m		£m	£m	£m	£m
Held-for-trading	19,160	1,241	1,019	2,318	23,738	19,824	1,383	2,118	3,807	27,132
Available-for-sale	11,148	1,442	575	-		10,366	1,272	640	-	12,278
	30,308			2,318	36,903	30,190	2,655	2,758	3,807	39,410
Of which originated in:
- 2005 and earlier			1,021	1,415				1,165	2,241
- 2006			226	692				630	1,444
- 2007 and later			347	211				963	122
								2,758	3,807
Net exposure
Held-for-trading	19,160	843	803	257	21,063	19,824	794	2,233	1,292	24,143
Available-for-sale	11,148	1,391	575	-	13,114	10,366	1,272	640	-	12,278
	30,308		1,378	257	34,177	30,190	2,066	2,873	1,292	36,421

Agency comprises federal agencies and GSEs

4.3 Other mortgage-backed exposures

The Group’s whole loans and warehouse facilities collateralised by mortgages are analysed below.

	30 June 2008		31 December 2007
	Whole loans	Warehouse facilities	Whole loans	Warehouse facilities
	£m	£m	£m	£m
Prime	197	1,505	453	575
Commercial	1,456	896	2,200	900
Non-conforming	39	1,188	57	1,445
Sub-prime	35	-	97	-
	1,727	3,589	2,807	2,920

4.4 US residential mortgages

Citizens’ ‘Serviced By Others’ (SBO) portfolio of residential mortgages by indexed valuation LTV (based on Case-Shiller property index ) and type of mortgage is set out below:

	30 June 2008				31 December 2007
	Sub-prime	Alt-A	Prime	Total	Sub-prime	Alt-A	Prime	Tota l
<70%	-	73	241	314	-	96	313	409
70% - 80%	-	35	90	125	-	62	146	208
80% - 90%	1	75	174	250	-	132	300	432
90% - 95%	-	67	160	227	-	148	377	555
95%-100%	-	134	381	515	-	223	631	854
> 100%	3	390	1,987	2,380	2	195	1,556	1,753
	4	774	3,033	3,811	2	856	3,323	4,181

5 . Financial guarantors

Significantly all of the Group’s exposures to financial guarantors relates to monolines insurers (monolines) who specialise in providing guarantees on bond defaults. The exposure arises from over the counter derivative contracts principally credit default swaps (CDS). Direct exposure to monolines is the sum of the fair values of the CDSs. As the fair value of the protected assets declines the exposure to the guarantor increases. The Group’s net exposure to monolines and the related credit valuation adjustment are as follows:

	30 June 2008	31 December 2007
	£m	£m
Gross exposure to monolines	6,343	3,409
Hedges with bank counterparties	(715)	-
Credit valuation adjustment	(3,230)	(862)
Net exposure to monolines	2,398	2,547

The Group’s direct exposures to monolines, by credit rating* and protected asset type is shown below:

		30 June 2008			31 December 2007
	Notional	Fair value of protected assets	Gross exposure	Notional	Fair value of protected assets	Gross exposure
	£m	£m	£m	£m	£m	£m
AAA / AA rated
RMBS and CDO of RMBS	2,850	1,258	1,592	5,049	3,079	1,970
CMBS	632	579	53	3,731	3,421	310
CLOs	5,655	5,053	602	9,941	9,702	239
Other ABS	1,298	1,134	164	4,553	4,388	165
Other	284	167	117	622	516	106
	10,719	8,191	2,528	23,896	21,106	2,790
A / BBB rated
RMBS and CDO of RMBS	1,951	802	1,149	-	-	-
CMBS	3,150	2,433	717	-	-	-
CLOs	3,945	3,697	248	-	-	-
Other ABS	627	505	122	-	-	-
Other	173	124	49	-	-	-
	9,846	7,561	2,285	-	-	-
Sub-investment grade
RMBS and CDO of RMBS	1,214	121	1,093	918	453	465
CLOs	274	257	17	-	-	-
Other ABS	887	763	124	-	-	-
Other	449	153	296	154	-	154
	2,824	1,294	1,530	1,072	453	619
Total
RMBS and CDO of RMBS	6,015	2,181	3,834	5,967	3,532	2,435
CMBS	3,782	3,012	770	3,731	3,421	310
CLOs	9,874	9,007	867	9,941	9,702	239
Other ABS	2,812	2,402	410	4,553	4,388	165
Other	906	444	462	776	516	260
	23,389	17,046	6,343	24,968	21,559	3,409

* based on Moody’s

One of the monoline insurers, ACA Capital Insurance, is subject to a creditor agreement following a near default. The exposures to this counterparty have been fully marked down.

GBM and some of the Group’s conduits also have indirect exposure through wrapped securities which have an intrinsic credit enhancement from a monoline insurer. These securities are traded with the benefit of this credit enhancement and therefore any deterioration in the credit rating of the monoline is reflected in the market prices for these securities.

6. Leverage finance

The Group’s syndicated loans represent amounts retained from syndications where the Group was lead manager or underwriter, in excess of the Group’s intended long term participation. Lending facilities in GBM’s leverage finance franchise represents a significant proportion of the Group’s syndicated facilities. Net leverage finance exposures by industry and geography are as follows:

	30 June 2008					31 December 2007
	US	UK	Europe	ROW	Total	US	UK	Europe	ROW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
TMT*	4,518	69 6	472	3	5, 689	6,848	424	483	25	7,780
Retail	178	491	784	152	1,605	542	1,303	889	49	2,783
Industrial	209	1,541	945	23	2, 718	249	2,018	983	45	3,295
Other	132	483	136	26	777	25	339	271	13	648
	5,037	3, 211	2, 337	204	10,789	7,664	4,084	2,626	132	14,506
Of which:
Loans	687	2, 422	2,097	170	5,376	2,073	4,025	2,477	123	8,698
Commitments to lend	4,350	789	24 0	34	5,413	5,591	59	149	9	5,808
	5,037	3, 211	2, 337	204	10,789	7,664	4,084	2,626	132	14,506

*telecommunications, media and technology

All the above are classified as held-for-trading except for £2,257 million (2007 - £2,541 million) classified as loans and receivables. The movement in the period comprised:

Total
£m
At 1 January 2008	14,506
Additions	1,887
Sales	(4,405)
Hedges	(336)
Write-downs	(863)
At 30 June 2008	10,789

A further £1.25 billion leverage loans were sold in July 2008.

Credit market and related exposures – additional information

Syndicated loans are valued by considering recent syndication prices in the same or similar assets, prices in the secondary loan market, and with reference to relevant indices for credit products and credit default swaps such as the LevX, LCDX, ITraxx and CDX. Assumptions relating to the expected refinancing period are based on market experience and market convention.

7 . SPEs and conduits

7.1 SPEs

In the normal course of business, the Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets. For a description of the Group’s securitisations,see Note 30 of the 2007 accounts. There have been no material changes since the year end.

7.2 Conduits

The Group sponsors and administers a number of multi-seller asset-backed commercial paper ("ABCP") conduits. The Group consolidates these conduits as it is exposed to the majority of the risks and rewards of ownership of these entities.

The multi-seller conduits have been established by the Group for the purpose of providing its clients access to alternative and flexible funding sources. The third party assets financed by the conduits are structured with a significant degree of first loss credit enhancement provided by the originators of the assets. This credit enhancement can take the form of transaction specific over-collateralisation, excess spread or originator provided subordinated loans. The Group provides a second loss layer of programme wide protection to the multi-seller conduits, however given the nature and investment grade equivalent quality of the first loss enhancement provided to the structures, the Group has only a minimal risk of loss on its total exposure. The ABCP issued by the conduits themselves is rated at A1 or A1+/P1 levels.

In addition to the PWCE, the Group provides liquidity back-up facilities to its own conduits. The short-term contingent liquidity risk in providing such backup facilities is mitigated by the spread of maturity dates of the commercial paper issued by the conduits. Limits sanctioned for such facilities at 30 June 2008 totalled approximately £44.5 billion (2007 - £46.3 billion). These liquidity facilities are sanctioned on the basis of total conduit purchase commitments and will therefore exceed the level of CP funded assets as at 30 June 2008.

During the difficult market conditions since August 2007, the multi-seller conduits were generally able to continue to issue rated CP albeit at generally shorter maturities and higher price levels than previously. There was an increased shortage of market liquidity, particularly in November and December, for longer dated issuance (i.e. over 1 month) as the year end approached. During the first half of 2008, ABCP market conditions have stabilised, with more liquidity returning to the market and the cost of CP issuance returning to levels only slightly above historic norms. Investors continue to distinguish between the stronger multi-seller conduits and weaker second tier and arbitrage conduits, with both ABN AMRO and RBS sponsored conduits falling principally into the former category and with both experiencing the improved market conditions. RBS and RBS Greenwich Capital Markets act as dealers to the RBS sponsored conduits' CP issuance programmes and have purchased CP in that capacity but such holdings have not generally been material. ABN AMRO Bank and ABN AMRO Corp act as dealers to the ABN AMRO sponsored programmes and have held generally non material CP on inventory.

The Group’s exposure from both its consolidated conduits and its involvement with third party conduits are set out below:

	30 June 2008			31 December 2007
	Own conduits	Third party conduits	Total	Own conduits	Third party conduits	Total
	£m	£m	£m	£m	£m	£m
Total assets held by the conduits	32,866			31,103

Commercial paper issued	31,767			31,103

Liquidity and credit enhancements
- deal specific liquidity facilities - drawn	1,099	2,296		-	2,280
- deal specific liquidity facilities - undrawn	40,820	528		43,761	490
- programme-wide liquidity	151	438		75	807
- PWCE	2,530	-	2,530	2,915	-
	44,600	3,262		46,751	3,577

Maximum exposure to liquidity*	41,531	3,262		42,894	3,577

*The maximum exposure to liquidity represents committed facilities but as not all facilities can be drawn at the same time, the maximum exposure to liquidity will not be the total of all such facilities.

Credit market and related exposures – additional information

The Group’s exposure from both its consolidated conduits and its involvement with third party conduits are set out below:

	Exposures			CP funded assets
				Geographic distribution					Credit ratings
	CP funded assets	Undrawn	Total exposure	UK	Europe	US	ROW	Total	AAA	AA	A	BBB	Below BBB
30 June 2008	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit card receivables	4, 608	800	5,408	599	-	4,0 09	-	4, 608	957	378	3, 088	185	-
Consumer loans	1,960	335	2,295	575	819	566	-	1,960	652	551	752	5	-
Auto loans	7, 052	1,596	8,648	1,240	1,1 58	4, 385	2 69	7, 052	592	1,653	4,807	-	-
Trade receivables	3, 646	1,901	5,547	149	1,332	1,9 14	251	3, 646	80	876	2,387	175	128
Student loans	2, 037	476	2,513	138	-	1,899	-	2,037	328	181	1,528	-	-
Floorplan	1,103	41	1,144	-	266	837	-	1,103	841	150	112	-	-
CDOs	104	27	131	-	104	-	-	104	104	-	-	-	-
Commercial mortgages	1, 127	18	1,145	715	-	25	387	1, 127	323	522	266	16	-
Residential mortgages												-	-
Prime	4,894	956	5,850	-	188	-	4,706	4,894	97	1,982	2,815	-	-
Buy-to-let	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-conforming	2, 515	9 43	3,458	1, 565	950	-	-	2,515	395	1,475	645	-	-
Sub-prime	-	-	-	-	-	-	-	-	-	-	-	-	-
Other	3,820	1,705	5,525	524	1,112	1,269	915	3,820	624	913	2,274	9	-
	32,866	8,798	41,664	5,505	5,929	14,904	6,528	32,866	4,993	8,681	18,674	390	128

31 December 2007
Credit card receivables	4,966	1,170	6,136	629	-	4,337	-	4,966	1,217	810	2,793	146	-
Consumer loans	1, 884	331	2,215	647	724	513	-	1, 884	1,018	577	289	-	-
Auto loans	7,996	2,150	10,146	2,25 3	856	4,62 8	259	7,996	1,343	2,793	3,860	-	-
Trade receivables	3,286	2,366	5,652	29 1	816	1,92 8	251	3,286	116	732	2,183	204	51
Student loans	335	917	1,252	141	-	194	-	335	18 4	140	1 1	-	-
Floorplan	472	1,426	1,898	-	392	80	-	472	-	392	80	-	-
CDOs	105	14	119	-	105	-	-	105	105	-	-	-	-
Commercial mortgages	1,178	44	1,222	729	-	178	271	1,178	27 1	50 6	401	-	-
Residential mortgages													-
Prime	4,597	593	5,190	-	172	75	4,350	4,597	26	2,050	2,521	-	-
Buy-to-let	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-conforming	2,638	716	3,354	1, 800	83 8	-	-	2,638	38 8	1,53 7	713	-	-
Sub-prime	9	348	357	-	-	9	-	9	-	-	9	-	-
Other	3,637	2, 324	5,961	474	1 , 0 64	902	1,197	3,637	1,098	422	2,117	-	-
	31,10 3	12,399	43,50 2	6,964	4,967	12,844	6,328	31,103	5,766	9,959	1 4,977	350	51

Credit market and related exposures – additional information

8.5 Investment funds set up and managed by the Group

The Group’s investment funds are managed by RBS Asset Management (RBSAM), which is an integrated asset management business that manages investments on behalf of third-party institutional and high net worth investors as well as for the Group. RBSAM is active in most traditional asset classes using fund of funds structures and multi-manager strategies. RBSAM also specialises in alternative investments such as private equity and credit products as well as funds of hedge funds. Assets under managements were £33.4 billion at 30 June 2008 (31 December 2007 - £30.9 billion) and includes long only funds of £23.2 billion (31 December 2007 - £22.1 billion), alternative investment funds of £6.5 billion (31 December 2007 - £6.2 billion) and private equity funds of £2.4 billion (31 December 2007 - £2.4 billion).

8.6 SIVs

The Group does not sponsor any structured investment vehicles.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 August 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat